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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 4

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ZENERGY INTERNATIONAL INC.

(Exact name of issuer as specified in its charter)

State of Nevada

(State or other jurisdiction of incorporation or organization)

415 E. North Water Suite 1301, Chicago IL 60611
800-585-4407

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert Luiten, 415 E. North Water Suite 1301, Chicago IL 60611
800-585-4407

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2869

(Primary Standard Industrial Classification Code Number)

20-5324289

(I.R.S. Employer Identification Number)

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Robert Luiten
4450 Copeland Island Drive
Mobile Al. 36695

William J. Lutz
3519 Hobbes Drive.,
Naperville, IL 60564

the issuer's officers;
Robert Luiten
President, Chief Executive Officer and Chairman
4450 Copeland Island Drive
Mobile Al. 36695

William J. Lutz
Chief Financial Officer and Director
3519 Hobbes Drive.,
Naperville, IL 60564

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Robert Luiten, Bosko Gasich and Martin McIntyre each own 33.33% of the common stock of the issuer's equity securities and 100 shares of preferred stock of the issuer.

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

The record owner described in (d) above are the only owners as of this date that owns any class of issuer's equity securities.

f. promoters of the issuer:

None

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 17 State Street, 39th Floor, New York, New York 10004, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities. Issuer will market and sell the shares solely to accredited investors known to the directors of the issuer.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to accredited investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) Name of Such Issuer: ZENERGY INTERNATIONAL INC.

(2) The title and amount of Securities Issued:

(a) Common Stock: 10,000,000 shares were issued to each of Robert Luiten, Bosko Gasich and Martin McIntyre; and Preferred Stock: 100 shares were issued to each of Robert Luiten, Bosko Gasich and Martin McIntyre.

(b) On April 1, 2007, the Company entered into a Convertible Promissory Note with Mr. Mark Appel (the "Holder"), in the gross amount of $80,000. The Convertible Promissory Note is convertible into common shares at the option of the Holder at $1.00 per share. All unpaid principal, together with any then unpaid and accrued interest is payable on or before the one year anniversary of the Convertible Promissory Note. The Convertible Promissory Notes accrues interest on the principal amount at 8% per annum.

(c) On June 15, 2007, the Company entered into a Convertible Promissory Note with Mr. Jozef Vertuyft (the "Holder"), in the gross amount of $300,000. The Convertible Promissory Note is convertible into common shares at the option of the Holder at $1.00 per share. All unpaid principal, together with any then unpaid and accrued interest is payable on or before the one year anniversary of the Convertible Promissory Note. The Convertible Promissory Notes accrues interest on the principal amount at 8% per annum

(3) The Securities issued in Section 2(a) above: These are not promotional shares, issued to the founders of the Company. There was no consideration. The shares were issued to the issuer's founders and were exempt from registration pursuant to Regulation D of the Securities Act of 1933 and Section 4(2) thereof.

Zenergy believes that the offer and sale of convertible notes were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 as set forth above, were within the exemption provided by Section 4(2) by reason that:

No commissions were paid for the issuance of such securities;

The issuance of such securities by Zenergy did not involve a "public offering";

Each purchaser of securities were sophisticated and accredited investors;

Each offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

Zenergy did not undertake an offering in which we sold a high number of shares to a high number of investors; and

In addition, the purchasers had the necessary investment intent as required by Section 4(2) since they agreed to and received securities bearing a legend stating that such securities (including the securities which the note may be converted, common stock) are restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that these securities would not be immediately redistributed into the market and therefore not be part of a "public offering.")

With respect to any sales of securities (convertible notes) of Zenergy that were made while this Registration Statement has been pending, Zenergy does not consider that the mere filing of this Registration Statement constituted a "general solicitation". Zenergy has never prepared or distributed preliminary prospectuses based on this Registration Statement, nor has it undertaken any selling activities whatsoever relating to the Registration Statement. Each of the purchasers with respect to such sales is a sophisticated and accredited investor, with prior relationships with Zenergy or its officers or directors, and the Registration Statement had little or no impact on their decision to invest."

These constitute all of the outstanding shares of the Company.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.
Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification. Issuer will market and sell the shares solely to accredited investors known to the directors of the issuer.

Item 1. COVER PAGE

(a) Name of Issuer: ZENERGY INTERNATIONAL INC.

(b) The Mailing address of the issuer's principal executive office: 415 E. North Water Suite 1301, Chicago IL 60611. Telephone: 800-585-4407

(c) Date of Offering Circular: October 29, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 30,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 35,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby. This offering is contingent on a minimum number of 1,250,000 shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses. If 1,250,000 shares are not sold, all subscriptions for common stock will be returned.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	Underwriting discount and commissions	Proceeds to issuer
Per Unit	$1.00	N/A	$1.00
Total Minimum Securities Offered	1,250,000	N/A	$1,250,000
Total Maximum Securities Offered	5,000,000	N/A	$5,000,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: November 15, 2007.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 1,250,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 3,750,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at Cohen & Czarnik LLP, legal counsel to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 60 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing").

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE

FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 82 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer
Per Unit	$1.00	N/A	$1.00
Total Minimum Securities Offered	1,250,000	N/A	$1,250,000
Total Maximum Securities Offered	5,000,000	N/A	$5,000,000

Item 3. Summary of Information, Risk Factors and Dilution

Summary of Information

THE COMPANY

Exact corporate name: ZENERGY INTERNATIONAL INC.
State and date of incorporation: Nevada, July 31, 2006
Street address of principal office: 415 E. North Water Suite 1301, Chicago IL 60611
Company Telephone Number: 800-585-4407
Fiscal year: June
Person(s) to contact at Company with respect to offering: Robert Luiten
Telephone Number (if different from above): 800-585-4407

ZENERGY INTERNATIONAL INC. (the "Company" or "Zenergy") intends to capitalize on the growing demand for bio-fuels (i.e., fuel derived from renewable resources), specifically focusing on automotive fuel derived from plants or their byproducts. Specifically, Zenergy is initially concentrating on two products:

1. Ethanol produced by using sugarcane as feedstock (i.e., the raw material used for production); and

2. Bio-diesel produced by using primarily soybean oil and palm oil as feedstock.

Zenergy has begun by connecting small bio-fuel producers to large ethanol and bio-diesel fuel distributors. Specifically, Zenergy plans to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's largest distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco.

Zenergy also plans to develop reliable feedstock supplies by working with local farmers, meaning farmers located near processing plants or transportation hubs convenient to processing plants. Specifically, Zenergy intends to work closely with farmers in order to help them:

- Grow desirable feedstock crops;
- Improve their farming methods in order to increase yield; and
- Develop transportation efficiencies—when farmers are located far from processing plants, costs increase.

The Company's long term strategy is the manufacture of ethanol and bio-diesel, however following the offering the Company's main activity will be developing reliable feedstock supplies, purchasing and selling bio-fuels and building up infrastructure for the Company's planned production facilities. The Company however does not currently have any production capabilities and the proceeds from this offering will not be used to commence production. In order to build or purchase processing plants and/or bio-refineries, additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

The Company is a Nevada corporation with corporate headquarters at 415 E. North Water Suite 1301, Chicago IL 60611.

This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 1,250,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 3,750,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at Cohen & Czarnik LLP, legal counsel to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 60 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing").

Up to a Maximum Amount of $5,000,000 may be received from the offering. In the event the maximum Amount is received, the insiders will hold 30,040,000 shares. This means

that about 14.28% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 1,250,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 3,750,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at Cohen & Czarnik LLP, legal counsel to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 60 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be promptly refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing").

Risks Related to the Company's Business

As we have had no operating history as a producer of ethanol or bio-diesel, investors have no basis to evaluate our ability to operate profitably.

Zenergy has no operating history as the Company was formed in July 2006. The Company has not earned any revenues in our contemplated ethanol and bio-diesel business. Accordingly, it may be difficult for investors to evaluate its business prospects.

The Company's business is dependent upon the implementation of our business plan, including our ability to make agreements with suppliers, customers and with respect to future investments. There can be no assurance that the Company's efforts will ultimately be successful or result in revenues or profits.

Moreover, the Company's prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to the Company's potential inability to:

- effectively manage our contemplated business operations;
- recruit and retain key personnel;
- successfully create and maintain relationships with ethanol producers and develop reliable feedstock supplies; and
- develop new products that complement our contemplated business.

If the Company cannot successfully address these risks, our contemplated business and the results of our contemplated operations and financial position would suffer.

The loss of our President and Chief Executive could limit our ability to execute our growth strategy, resulting in a slower rate of growth. The Company is largely dependent upon its officer, Robert Luiten, for management and direction, and the loss of Mr. Luiten could adversely affect the Company's contemplated operations and results.

The Company is largely dependent upon our officer, our President and Chief Executive Officer, Robert Luiten, for implementation of our proposed expansion strategy and execution of our contemplated business. The Company does not maintain "key person" life insurance for Mr. Luiten. The loss of Mr. Luiten could delay or prevent the company from achieving any of its business plans.

Our ability to successfully execute out business depends on certain conditions, the satisfaction of which, are not under our control. There is no certainty that we will be able to achieve satisfaction of any or these conditions.

The Company's ability to successfully execute our business plan depends on the satisfaction of several conditions. The Company's ability to satisfy these conditions may be, in part or in whole, beyond our control. The principal conditions to be satisfied include:

- reaching definitive agreements for production of ethanol and reliable feedstock supplies for bio-diesel; and the development, construction and operation of company owned production facilities;
- entering into satisfactory agreements for the sale of ethanol and bio-diesel;
- entering into satisfactory agreements for the expansion of existing ethanol facilities that we may be able to acquire;

Since the Company has yet to begin full operation as a business, there is no certainty that we will be able to achieve satisfaction of any or all of the above conditions. Furthermore, to achieve satisfaction, it is likely that the Company will be required to raise substantial additional amounts of capital, including equity capital. The terms on which such equity capital may be raised, if available at all, may be dilutive and otherwise disadvantageous to existing Company stockholders.

Natural gas, sugarcane, ethanol, oil and other commodity prices are volatile, and changes in prices of such commodities could have in the future a material adverse impact on our business.

The results of operations, financial position and business outlook of the Company's planned business are highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies. Accordingly, any results of our contemplated business could fluctuate substantially.

Anticipated results may be substantially dependent on commodity prices, especially prices for sugarcane, natural gas, ethanol, diesel and unleaded gasoline.

As a result of the volatility of the prices for commodities, anticipated results may fluctuate substantially, and the Company may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses.

The Company's contemplated business is likely to be highly sensitive to sugarcane prices, and generally we will be unable to pass on increases in sugarcane prices to our customers.

The principal raw material we expect to use to produce ethanol and co-products is sugarcane. As a result, changes in the price of sugarcane can significantly affect our contemplated business. In general, rising sugarcane prices produce lower profit margins. Because ethanol competes with fossil-based fuels, the Company is not likely to be able to pass along increased sugarcane costs to customers. At certain levels, sugarcane prices may make ethanol uneconomical to use in fuel markets.

Weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors all influence the price of feedstock. Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply also impact the price. The significance and relative effects of these factors on the price of sugarcane and other feedstock are difficult to predict. Any event that tends to negatively affect the supply of sugarcane, such as adverse weather or crop disease, could increase feedstock prices and potentially harm our business.

Fluctuations in the selling price and production cost of gasoline may reduce the Company's anticipated profit margins, if profits are achieved.

Historically, the price of a gallon of gasoline has been lower than the cost to produce a gallon of ethanol. Ethanol prices are influenced by the supply and demand for gasoline, and our anticipated results of operations and financial position may be materially adversely affected if gasoline demand or price decreases.

The Company may be substantially dependent on its suppliers, which may only have one or two facilities; any operational disruption could result in a reduction of sales volumes and could cause the Company to incur substantial losses.

Most of the Company's anticipated initial revenues are, and a substantial amount will continue to be, derived from the sale of ethanol and the related co-products that we plan to produce or resell from other producers. Once commenced, our anticipated operations may be subject to significant interruption if any of our producers' facilities experience a major accident or are damaged by severe weather or other natural disasters. In addition, our producers may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Any interruption in supply from our producers will have a material adverse effect on our business.

The Company's anticipated business will be subject to seasonal fluctuations.

The Company's anticipated operating results are likely to be influenced by seasonal fluctuations in the price of our primary operating input, sugarcane, and the price of our primary product, ethanol. Ethanol prices are substantially correlated with the price of unleaded gasoline, especially in connection with our indexed, gas-plus sales contracts. The price of unleaded gasoline tends to rise during each summer and winter. Given our

lack of operating history, the Company does not know yet how these seasonal fluctuations will affect our results over time.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and the Company's contemplated operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside the Company's control for our contemplated operations, and the renewable fuel industry generally, to grow. Areas requiring expansion include, but are not limited to:

- additional storage facilities for ethanol and bio-diesel;
- expansion of refining and blending facilities to handle ethanol; and
- growth in service stations equipped to handle ethanol and bio-diesel fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for the Company's contemplated products, impede our delivery of those products, impose additional costs on us, or otherwise have a material adverse effect on our results of contemplated operations or financial position. The Company's contemplated business will be dependent on the continuing availability of infrastructure, and any infrastructure disruptions could have a material adverse effect on our business.

The Company may not be able to compete effectively in the U.S. and foreign ethanol and bio-diesel industries.

In the U.S., the Company's contemplated business would compete with other corn processors, ethanol producers and refiners. As of March 2006, the top 12 producers accounted for at least 50% of the ethanol production capacity in the U.S. according to the Renewable Fuels Association.

A number of competitors are divisions of substantially larger enterprises and have substantially greater financial resources than the Company plans to have. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in the ethanol industry consists of smaller-sized facilities. Most new ethanol plants under development across the country are individually owned. In addition, institutional investors and high

net worth individuals could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in lower ethanol price levels that might adversely affect the results of the Company's contemplated operations and financial position.

Any increase in domestic competition could result in reduced ethanol prices. As a result, the Company could be forced to take other steps to compete effectively, which could adversely affect the results of our contemplated operations and financial position.

The U.S. renewable fuel industry is highly dependent upon federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect the results of the Company's contemplated operations and financial position.

The cost of producing ethanol and bio-diesel is made significantly more competitive with regular gasoline by federal tax incentives. The elimination or significant reduction in such federal tax incentives or other programs benefiting ethanol and/or bio-diesel may have a material adverse effect on the results of the Company's contemplated operations and financial position.

The Company may be adversely affected by environmental, health and safety laws, regulations and liabilities.

As we pursue our business plan, we will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our suppliers and our contemplated distribution facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can have a material adverse effect on our business.

The Company may not be able to secure the required zoning and permits to build the bio-diesel processing plants and bio-refineries; a design-build agreement for the construction of the bio-diesel processing plants and bio-refineries; or increase our cost estimates for construction of the bio-diesel processing plants and bio-refineries.

There is no guarantee that the Company will be able to obtain the required zoning and permits to build at the Company's proposed plant sites and/or be able to execute a design build agreement to design and build bio-diesel processing plants and bio-refineries or find a company that is willing to work on such a project. Even if the Company executes a design build agreement there is no assurance that the construction will not be delayed and/or the final cost of each plant will not be higher than the Company's estimated costs. Any one of these factors could cause the Company to halt or discontinue its plan to produce ethanol and bio-diesel which could damage the Company's ability to generate revenues.

The Company may not obtain the debt financing necessary to construct and operate the ethanol and bio-diesel plants, which could result in the failure of these projects. In addition to the proceeds raised in this offering, we will need to obtain significant equity and/debt financing to fund the build its own state-of-the-art ethanol and bio-diesel processing plants and bio-refineries in both the U.S. and the Caribbean, each with a capacity of 150-250 million gallons of ethanol and 50 million gallons of bio-diesel. Management anticipates the cost for our first project, a Bio-diesel plant in California, to be $37,500,000. The components of this investment are $9,000,000 for property and $28,500,000 for Machinery and Equipment. The Company has no commitments for debt or equity financing for the California plant or any other plant. The Company cannot assure you that its operations will generate positive cash flow or that it will be able to obtain equity or debt financing necessary to complete, or even to start, plant construction projects on acceptable terms or at all. To the extent that the Company cannot obtain adequate financing, it will be unable to complete its current construction plans, which will cause the value of an investment in our company to decline.

Risks Related to the Offering

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its business plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. Additional funds will be needed to fully execute its business plans, the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities.

Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not as yet registered for sale our common stock in any state and we can undertake no assurance that state laws are not violated through the further sale of such securities: The Company has not as yet registered for sale of its common stock in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The offering price per Share has been arbitrarily set by the Company and accordingly does not indicate the actual value of our business: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's

ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 35,000,000 shares of Common Stock to be outstanding following this offering, 30,000,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $1.00 per share of Common Stock, assuming that all offered shares are sold. As the sold shares reach the maximum, the dilution will approach $0.86 per share.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

We have had no operating history as a producer of ethanol or bio-diesel. There is no assurance that we will operate profitably or will generate positive cash flow in the future: The Company has no operating history in the ethanol and bio-diesel business upon which an evaluation of its business and prospects can be based. Since inception, the Company's ethanol and bio-diesel business has incurred no sales and income. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes the prediction of future results of operations difficult if not impossible, and the Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive alternative fuels industry.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the

Company's operating results, announcements of technological innovations or new contracts by the Company or its competitors, developments with respect to distribution and/or production capabilities, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of alternative fuel companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our principal shareholders have significant influence over our company: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 86% of the outstanding Common Stock will be held by the directors and executive officers of the Company. In addition, the present shareholders own in the aggregate 300 shares of preferred stock of the Company (100% of the issued and outstanding preferred stock of the Company). Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholders which include Mr. Luiten, President, Chief Executive Officer and a Director of the Company, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Our corporate charter and bylaws and Nevada Law contain provisions that may prevent transactions that could be beneficial to stockholders: Anti-takeover Effects of Certificate of Incorporation, Bylaws and Nevada Law: Certain provisions of the Company's Certificate of Incorporation and Bylaws and certain provisions of Nevada law could delay or make difficult a merger, tender offer or proxy contest involving the Company.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

Dilution

As of June 30, 2007, (eleven months after inception) the Company has a net tangible book value of $158,741. "Net tangible book value" represents the amount of tangible assets less total liabilities. The dilution to your investment without taking into account

any other changes in the net tangible book value after June 30, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $1.00 per share and without deducting discounts and estimated offering expenses, could approach a limit of $0.86 per share.

Item 4 Plan of Distribution

The Company and its director and officers, Robert Luiten and William J Lutz, will attempt to place the shares offered herein at a price of $1.00 per share. In that event, no commissions will be paid.

This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 1,250,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 3,750,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at Cohen & Czarnik LLP, legal counsel to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 60 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be promptly refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing").

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

Pursuant to the Entity Subscription Agreement, the Offering is being made only to "accredited investors" as such term is defined under Rule 501(a) of Regulation D of the Securities Act 1933, as amended and as more fully set forth in the Subscription Agreement, attached hereto as an Exhibit. The Company requests that all potential investors complete a Subscription Agreement which sets forth the Rule 501(a) of Regulation D of the Securities Act 1933 definition of accredited investor. The investor has to acknowledge in writing that it/he/she falls under one or more of the following category:

- (i) a bank, insurance company, registered investment company, business development company, or small business investment company;
- (ii) an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;
- (iii) a charitable organization, corporation, or partnership with assets exceeding $5 million;
- (iv) a director, executive officer, or general partner of the company selling the securities;
- (v) a business in which all the equity owners are accredited investors;
- (vi) a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase;
- (vii) a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or
- (viii) a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

In the event, the subscriber fails to confirm that /he/she falls under one or more of the above categories, the Company will reject the subscriber and all subscribers' funds will be promptly refunded without interest.

The Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the Closing and to return the previously paid subscription amounts without interest or penalty to a subscriber within 5 days of such termination.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

If the Maximum Amount of subscriptions are received and accepted the net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $5,000,000. Based on the current plan of distribution no commissions are expected. It is anticipated that the Company will incur approximately $45,000 in legal and accounting expenses in connection with this Offering Circular.

The allocation of the proceeds shown in the table is based on the Company's present operating plan for a period of eighteen months and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors material change or actual circumstances differ from those expected, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering.

DESCRIPTION		AMOUNT	PERCENTAGE
Operating Expenses		$ 803,000	16.0%
Pre-Engineering & Due Diligence Costs		1,000,000	20.0%
Executive Team Salaries & Benefits		1,202,000	24.0%
Corporate Salaries & Benefits		1,024,000	21.0%
Cash Reserve for Contingencies		971,000	19.0%
Total Use of Proceeds		$5,000,000	100.0%

The above captions include, but are not limited to the following expenses:

Operating Expenses:

Advertising Expenses	$ 22,000
Legal and Accounting Expenses	105,000
Rent Expense	200,000
Insurance Costs	150,000
Office Supplies	43,000
Travel and Entertainment Expenses	248,000
Utilities	20,000
Other Expenses	15,000

Pre-Engineering & Due Diligence Costs:

The Company intends to perform the following described studies and analysis which are necessary prior to the development and construction of an ethanol and bio-diesel plants. The proceeds of this offering as set forth in detail herein will only be sufficient for the described studies and not for the actual construction of any plants. The Company does not currently have any production capabilities and the proceeds from this Offering will

not be used to commence production however, certain proceeds of the Offering will be used to pre-engineering and due diligence necessary to build such ethanol and bio-diesel processing plants and bio-refineries. In order to build or purchase processing plants and/or bio-refineries, significant additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

The engineering study includes a soil report, to verify what loads can be put directly on the ground or what installation part needs pilings or other aids to spread the weight. For this the exact location and size of each piece of equipment need to be known. To develop a cost projection, all major pieces of equipment needed for the unit need to be designed such that budget quotes can be developed. All material handling aspects from unloading the feedstock to internal handling and storage as well as load out need to be defined to make sure that the proposed site meets all requirements. This requires a team of engineering experts up to 4 months to develop. Engineering companies are charging these costs to the project developer, as it is custom to bid out the project based upon the produced engineering documents to obtain best price, and the company that did the initial pre-engineering study and quote, might not get the order to build the project.

Further due diligence is needed to make sure that the land proposed for the installation has a free title, and that there are no future environmental risk due to past pollution, or that such is covered under the lease or purchase agreement.

For the acquisition of existing infrastructure and units the due diligence exists of an extensive review of the company records, an engineering review of the unit to make sure the unit is in the shape as it was represented, review of all the feedstock and off-take agreements all to verify the acquisition has the value as it is represented by its owner. These reviews are partly conducted by the company, but also require the help of third party experts (legal/accounting/engineering) to complete the task in a relatively short period of time.

Executive Team Salaries & Benefits (Payroll Taxes and Health Insurance).

President and Chief Executive Officer	Annual Salary of $175,000
Chief Financial Officer	Annual Salary of $140,000
Vice President of Sales and Marketing	Annual Salary of $135,000
Project Manager/Director of Engineering	Annual Salary of $110,000

Corporate Salaries & Benefits (Payroll Taxes and Health Insurance)

Controller	Annual Salary of $ 95,000
Accountants	Annual Salary of $ 45,000
Project Engineer	Annual Salary of $ 90,000
Director of Purchasing	Annual Salary of $100,000
Feed Stock Specialist	Annual Salary of $ 70,000
Director of Human Resources	Annual Salary of $ 80,000
Logistics Manager	Annual Salary of $ 75,000

Manager of Environmental Safety and Health Manager — Annual Salary of $ 80,000

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. The Company will use the proceeds of this Offering as set forth herein however, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering.

The proceeds from this offering will satisfy the Company's approximately eighteen month's cash requirements until additional capital in the form of equity and/or debt financing is received for the actual construction of production plants per its business plans provided that the maximum is received. In the event that the maximum amount is not received by the Company, the Company may seek additional financing in order to execute its business plans. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof in the event the Company raises less than the maximum amount of this Offering. The tables below show how the Company will vary the use of proceeds according to the amount raised and still meet their objectives.

Below shows how the Company would modify its business plan to accommodate if less than the maximum funds received in the offering by $1,250,000.

DESCRIPTION		AMOUNT	PERCENTAGE
Operating Expenses		$ 803,000	23.0%
Pre-Engineering & Due Diligence Costs		1,000,000	26.0%
Executive Team Salaries & Benefits		1,075,000	28.0%
Corporate Salaries & Benefits		864,000	23.0%
Cash Reserve for Contingencies		8,000	- %
Total Use of Proceeds		$3,750,000	100.0%

The Company would modify its business plan to maximize the effective of its use of cash by delaying the hiring of the Vice President of Sales and Marketing, Human Resources Director and two staff Accountants for six months, the delay in hiring of a Purchasing Director, Project Manager for three months, and the Manager of Environmental Safety and Health Manager for two months, reduce contact labor and cash reserves for contingencies for a total of $1,250,000. These variations would not delay the

development of plans and site preparation for the construction of three Ethanol and three Bio-diesel Plants as stated in the Company's business plan.

Below shows how the Company would modify its business plan to accommodate if less than the maximum funds received in the offering by $2,500,000.

DESCRIPTION		AMOUNT	PERCENTAGE
Operating Expenses		$ 438,000	18.0%
Pre-Engineering & Due Diligence Costs		500,000	20.0%
Executive Team Salaries & Benefits		884,000	35.0%
Corporate Salaries & Benefits		678,000	27.0%
Cash Reserve for Contingencies		-	- %
Total Use of Proceeds		$2,500,000	100.0%

In addition to the above, the Company would continue to maximize its cash by delaying the hiring of the Vice President of Sales and Marketing for an additional six months, the delay in hiring of a Purchasing Director, Human Resources Director, Project Manager, the Corporate Controller and the Feedstock Specialist for additional three months, the Manager of Environmental Safety and Health Manager for an addition two months, reduce Pre-engineering & Due Diligences costs and operating expenses for an additional total of $1,250,000. These variations would delay the development of plans and site preparation for the construction of two Ethanol Plants and one Bio-diesel Plant as stated in the Company's business plan.

If subscriptions for the Minimum Amount are received and accepted by the Company, the net proceeds are estimated to be $1,250,000. Below shows how the Company would modify its business plan to accommodate if the Minimum Amount is received in the Offering.

DESCRIPTION	AMOUNT	PERCENTAGE
Operating Expenses	$ 90,000	7.0%
Pre-Engineering & Due Diligence Costs	100,000	8.0%
Executive Team Salaries & Benefits	702,000	56.0%
Corporate Salaries & Benefits	358,000	29.0%
Cash Reserve for Contingencies	-	- %
Total Use of Proceeds	$1,250,000	100.0%

In addition to the above, the Company would continue to maximize its cash by delaying the hiring of the Vice President of Sales and Marketing for an additional seven months, the delay in hiring of a Project Manager and Project Engineer for an additional eight months, the Feedstock Specialist and the Logistics Manager for an additional six months, the Corporate Controller, Purchasing Director and the Manager of Environmental Safety and Health Manager for an addition five months, Human Resources Director, for an additional three months, reduce Pre-engineering & Due Diligences costs and operating expenses for an additional total of $1,250,000. These variations would result in the development of plans and site preparation for the construction of only one Ethanol Plant. The Company would then look to raise additional capital to complete its business plan additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

Item 6 The Business of the Company

Description of Business

Zenergy International, Inc. ("Zenergy" or the "Company") is a Nevada corporation incorporated in July 2006 to capitalize on the growing demand for bio-fuels (i.e., fuel derived from renewable resources) by: (i) becoming a distributor of ethanol and bio-diesel; (ii) developing and commercializing bio-fuel products that are economically and environmentally sound by producing automotive fuel derived from plants or their byproducts; and (iii) to build processing facilities to produce bio-fuel. Zenergy's objective is to become a leading bio-fuel producer and distributor.

Zenergy has begun by connecting small bio-fuel producers to large ethanol and bio-diesel fuel distributors. Specifically, Zenergy plans to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's largest distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco.

Zenergy also plans to develop reliable feedstock supplies by working with local farmers, meaning farmers located near processing plants or transportation hubs convenient to processing plants. Specifically, Zenergy intends to work closely with farmers in order to help them:

- Grow desirable feedstock crops;
- Improve their farming methods in order to increase yield; and
- Develop transportation efficiencies—when farmers are located far from processing plants, costs increase.

The Company's long term strategy is the manufacture of ethanol and bio-diesel, however following the offering the Company's main activity will be developing reliable feedstock supplies, purchasing and selling bio-fuels and building up infrastructure for the

Company's planned production facilities. The Company however does not currently have any production capabilities and the proceeds from this offering will not be used to commence production. In order to build or purchase processing plants and/or bio-refineries, additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

Business Strategy

The Company has developed a business plan to assist it in becoming a major producer and distributor of bio-fuels. Pursuant to the business plan, the Company's primary objective is to:

(i) continue to develop its relationships with small ethanol and bio-diesel producers and utilize efficiencies of scale;
(ii) hire executive, marketing and sales staff with a proven track record;
(iii) develop a reliable feedstock supply to meet its production needs by offering select local farmers multi-year purchase contracts with minimum guaranteed pricing;
(iv) develop Ethanol and Bio-diesel products by utilizing its research and development capabilities to develop and commercialize new and existing technologies that are economically and environmentally sound;
(v) develop its distribution channels by utilizing both direct and indirect sales organizations; and
(vi) to build processing plants, bio-diesel facilities and storage facilities to produce bio-fuel.

Zenergy's main focus is:

1. Ethanol produced from sugarcane; and
2. Bio-diesel produced from soybean oil and palm oil.

Initially, Zenergy intends to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's large distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco. In other words, Zenergy will connect small bio-fuel producers to the large distributors.

Pursuant to its business plan, Zenergy also intends to build the infrastructure needed to produce its own bio-fuel:

- Processing plants: for oil extraction and/or sugarcane processing
- Storage facilities: primarily for soybean oil and palm oil
- Bio-refineries: for ethanol and bio-diesel production

Zenergy's initial concentration however will be the development of its relationship with its suppliers and distributors and the research and development of bio-fuel products. Zenergy has begun to develop a reliable feedstock supply to meet its production needs (feedstock is the raw material used to manufacture bio-fuel). Zenergy's strategies include offering select local farmers multi-year purchase contracts with minimum guaranteed pricing (i.e., floor pricing)—thus providing farmers with a guaranteed market for their harvest and Zenergy with the reliable feedstock supply it needs. Additional strategies include assisting local farmers with: (i) growing desirable feedstock crops; (ii) improving their farming methods in order to increase yield; and (iii) developing transportation efficiencies—when farmers are located far from processing plants, costs increase.

<u>Intellectual Property</u>

Websites/Domain names

Pursuant to its business plan, the Company purchased a number of domain names in August 14, 2006, as part of the Company's marketing effort to raise brand awareness and to assist it in marketing its products and services. Zenergy has completed the design and development of its web site which is currently operating and can be accessed through the URL: www.zenergyintl.com. The Company is also utilizing its additional URLs.

The Company owns the following domain names:

www.ZenergyInternationalInc.com

www.Zenergy-International.com

www.ZenergyIntl.com

www.Zenergy-Intl.com

www.ZenFuels.com

www.ZenergyFuels.com

<u>The Opportunity</u>

Ethanol

Both ethanol and bio-diesel demand are growing. According to the American Coalition for Ethanol (see www.ethanol.org), Ethanol production in the United States is growing in the United States as follows:

2004 production: 3.4 billion gallons
2005 production: 4 billion gallons
2006 production is expected to reach or be close to 5 billion gallons

as is Ethanol's market share in the U.S., with Ethanol now blended into 46% of America's gasoline, most as E10 and Ethanol comprising about 3.5% of total U.S. gas consumption (140 billion gallons annually).

Ethanol is a clean-burning, high-octane fuel that is produced from renewable sources. At its most basic, ethanol is grain alcohol, produced from crops such as corn. Because it is domestically produced, ethanol helps reduce America's dependence upon foreign sources of energy.

Pure, 100% ethanol is not generally used as a motor fuel; instead, a percentage of ethanol is combined with unleaded gasoline. This is beneficial because the ethanol:

- decreases the fuel's cost
- increases the fuel's octane rating
- decreases gasoline's harmful emissions

Any amount of ethanol can be combined with gasoline, but the most common blends are:

E10 - 10% ethanol and 90% unleaded gasoline
E10 is approved for use in any make or model of vehicle sold in the U.S. Many automakers recommend its use because of its high performance, clean-burning characteristics. In 2004, about one-third of America's gasoline was blended with ethanol, most in this 10% variety.

E85 - 85% ethanol and 15% unleaded gasoline
E85 is an alternative fuel for use in flexible fuel vehicles (FFVs). There are currently more than 4 million FFVs on America's roads today, and automakers are rolling out more each year. In conjunction with more flexible fuel vehicles, more E85 pumps are being installed across the country. When E85 is not available, these FFVs can operate on straight gasoline or any ethanol blend up to 85%.

It is important to note that it does not take a special vehicle to run on "ethanol". All vehicles can use E10 with no modifications to the engine. E85 is for use in a flexible fuel vehicle, so some people confuse "ethanol" with the blend of 85% ethanol and 15% gasoline.

Over the last several years, the U.S. has developed new fuel standards for gasoline, recommending that up to 10% ethanol be blended with gasoline (otherwise known as E10, which is 10% ethanol and 90% gasoline). E10 requires no adjustments to today's car engines. However, current industry processing capacity is not able to meet the growing demand for ethanol, and is only able to produce enough ethanol to meet a demand of 3%. Add to this equation the growing market for flex-fuel cars—which uses E85 (85% ethanol, 15% gasoline)—and you've got a growing supply problem.

Bio-diesel

Bio-diesel is a domestically produced, renewable fuel that can be manufactured from vegetable oils, animal fats, or recycled restaurant greases. Bio-diesel is safe, biodegradable, and reduces serious air pollutants such as particulates, carbon monoxide, hydrocarbons, and air toxics. Blends of 20% bio-diesel with 80% petroleum diesel (B20) can generally be used in unmodified diesel engines. The U.S. has also developed a low sulfur diesel standard. This has encouraged the blending of diesel and bio-diesel, with bio-diesel having the benefits of being non-toxic, biodegradable and sulfur-free. In addition, bio-diesel provides similar fuel economy and better engine lubrication than petroleum diesel—thus prolonging the life of the diesel engine. Bio-diesel can be blended in any concentration, from 0 to 100% (B100), and used without diesel engine modification. However, current industry capacity is also unable to meet the growing demand.

According to the US Department of Energy, the use of bio-diesel has grown dramatically during the last few years. The Energy Policy Act was amended by the Energy Conservation Reauthorization Act of 1998 to include bio-diesel fuel use as a way for federal, state, and public utility fleets to meet requirements for using alternative fuels. Pure bio-diesel (B100) is considered an alternative fuel under EPAct. Lower-level bio-diesel blends are not considered alternative fuels, but covered fleets can earn one EPAct credit for every 450 gallons of B100 purchased for use in blends of 20% or higher.

That amendment started the sharp increase in the number of bio-diesel users, which now include the U.S. Postal Service and the U.S. Departments of Defense, Energy, and Agriculture. Countless school districts, transit authorities, national parks, public utility companies, and garbage and recycling companies also use the fuel.

Currently, there is a bio-diesel tax incentive that is a federal tax credit. The credit equates to a one penny per percent of bio-diesel in a fuel blend made from agricultural products like vegetable oils, and one-half penny per percent for recycled oils. This incentive is taken by petroleum distributors and passed on to consumers. The USDA developed a study that estimated this incentive will increase the demand for bio-diesel to at least 124 million gallons per year. And depending on other factors, including crude oil prices, the industry projects that demand could be much higher.

Feedstock costs account for a large percentage of the direct bio-diesel production costs, including capital cost and return. It takes about 7.3 pounds of soybean oil, which costs about 20 cents per pound, to produce a gallon of bio-diesel. Feedstock costs alone, therefore, are at least $1.50 per gallon of soy bio-diesel. Fats and greases cost less and produce less expensive bio-diesel, sometimes as low as $1.00 per gallon. The quality of the fuel is equivalent to soy bio-diesel fuel.

In management's opinion Bio-fuel producers have excess capacity and Caribbean farmers have excess capacity, both of whom want to maximize their revenues. Based on Zenergy's research, management believes:

1. Today's suppliers can't even meet current demand; much less tomorrow's increasing demand.
2. Feedstock farmers have excess capacity, but they don't have the experience and know-how needed to sell their crops to bio-fuel producers.
3. Many smaller bio-fuel producers have excess capacity, not the experience or know-how needed to sell to the large distributors.

U.S. consumers are frustrated. Petroleum-based fuel prices are rising to the point that disposable income is being squeezed, with less income available for discretionary spending. According to numerous press articles and news programs, U.S consumers increasingly are concerned by their dependence on foreign oil, but don't see any real alternative. Simultaneously, the public's concern for the environment is increasing the demand for fuel derived from renewable energy sources.

Rising fossil fuel prices coupled with growing environmental concerns are making bio-fuel a cost effective alternative. The time is right for bio-fuel to enter the marketplace as a real alternative to using fossil fuels. Management plans to open new sales channels for small, emerging feedstock producers—specifically sugarcane, soybean and palm growers.

Today's ethanol and bio-diesel manufacturers will have access to a larger, more reliable supply of feedstock—leading to an increasing supply of bio-fuels—leading to lower bio-fuel prices in a world where fossil fuel prices are still rising. Meanwhile, Zenergy is preparing to build processing plants and bio-refineries located close to feedstock farmers or transportation hubs convenient to processing plants. By optimally locating its infrastructure, management anticipates that Zenergy will reduce transportation costs and create economies of scale. Thus, it is anticipated that Zenergy will be able to sell competitively priced ethanol and bio-diesel directly to refiners, distributors and, in some regions, directly to consumers.

Background: How Bio-fuel Gets From the Soil to the Pump

1. The farmer grows the crops (i.e., feedstock) used to produce the bio-fuel, and sells the feedstock to the bio-fuel producer.

2. The bio-fuel producer processes* the feedstock or buys processed feedstock on the open market. By processing we mean that soybean oil is extracted from soybeans, palm oil from palm nuts and sugarcane juice from sugarcane. Note: In sugarcane processing a step can be added: removing some of the water from the sugarcane juice in order to turn it into molasses, which requires less storage space.
3. The molasses, soybean oil or palm oil is then used to manufacture raw bio-fuel.
4. The producer then sells the raw bio-fuel to a large distributor although the raw bio-fuel is actually transported to a blender (the distributor chooses the blender).
5. The blender formulates the end-product bio-fuel according to the distributor's specifications, and then transports it to the service station.

* Feedstock processing plants must be located close to the farms—sugarcane is too voluminous to transport and palms nuts are too perishable.

Products/Services Offered

Zenergy is in business to bring bio-fuel to market cost effectively, and management anticipates that is can do so because of their production efficiencies and economies of scale. Specifically, Zenergy intends to:

1. Continue Negotiation with Suppliers and Distributors to Sell Processed Feedstock.

Zenergy is in negotiation with potential suppliers and distributors (third parties that purchase products for resale) who expressed an interest in selling to or buying from Zenergy, bio-fuel products and feedstock. Zenergy hopes to develop a reliable feedstock supply to meet its production needs (feedstock is the raw material used to manufacture bio-fuel). Although there are currently no existing contracts in place, it is anticipated that Zenergy will enter into short term month to month arrangements with suppliers to purchase feedstock and bio fuels. Zenergy will then sell the feedstock and bio fuels at a profit to the distributors again pursuant to short term month to month arrangements. Zenergy intend to enter into short term agreements as this will permit it to work with feedstock growers and develop relationships at this early stage and create revenue for the company until such time as it is in the position to utilize the feedstock and bio fuels in its own processing plants and bio-refineries:

(a) offering select local farmers multi-year purchase contracts with minimum guaranteed pricing (i.e., floor pricing)—thus providing farmers with a guaranteed market for their harvest and Zenergy with the reliable feedstock supply it needs;

(b) assisting local farmers with:

    (i) Crop Choice. Zenergy provide assistance to farmers to ensure they grow desirable feedstock crops in particular, sugarcane, palm oil and soybean.

    Why Sugarcane?

    Zenergy's management has determined that sugarcane is currently the only feedstock that can produce ethanol at an economically sustainable level without relying on government subsidies. Sugarcane is a feedstock with a higher energy yield, which means that it produces ethanol more efficiently than crops such as corn and other grains. Moreover, ethanol produced from sugarcane has a positive net energy balance—i.e., it is energy positive, producing more energy than is used in manufacturing it. Ethanol produced from corn, however, is energy negative, producing less energy than is used manufacture it.

Ethanol's net energy is based on five variables:

1. Energy contained in the final ethanol product
2. Energy value of byproducts generated during the production process
3. Energy directly consumed to make the ethanol (e.g., diesel used in tractors, energy used to make fertilizer, heat energy used in the distillation process)
4. Energy indirectly consumed to make the ethanol (e.g., processing plant, etc).
5. Quality of the ethanol as compared to the quality of refined gasoline

Some say that it takes as much or more fossil fuel energy to create an equivalent amount of energy from ethanol. In other words, the energy needed to run the tractors and process the ethanol may be more than the energy derived from burning ethanol—but this ignores energy quality. Poor energy quality results in air and soil pollution and their economic and societal costs (e.g., medical costs, cleanup costs, etc.). So when environmental factors are also included in the net energy calculation, ethanol comes out far ahead of fossil fuel.

Why Soybean and Palm Oils?

Soybeans and palm trees offer an ideal farming tradeoff when developing bio-diesel feedstock crops. While palm trees have a very high yield per acre and soybean yields are substantially lower, palm trees take at least 3 years to grow and mature. Soybeans, however, are a crop that can be harvested in the same year as planted. Thus soybeans are an ideal interim feedstock source while waiting for palm plantations to mature.

Zenergy is also considering jatropha as a bio-diesel feedstock. Jatropha is a hardy tree native to the Caribbean that grows quickly, establishing itself easily even on arid land. Its drought tolerance means that it requires only 300mm of annual rainfall. It grows especially well in South and West Africa, and South East Asia. Although a jatropha plantation will produce less feedstock than a palm oil plantation, land that is not being used for food production can be made productive.

On a related note, although animal fat is an option, it is not an ideal feedstock. It is a lower cost feedstock, but animal fat has limited availability. In addition, bio-diesel produced from animal fat freezes at temperatures too high to be used in colder climates. With that in

mind, though, Zenergy may use animal fats as a feedstock for bio-diesel sold to warm climate customers.

(ii) Yield Increase. The Company will work with farmers to assist them in improving their farming methods in order to increase yield. The Company has commenced research into technologies and farming methods with respect to increasing yield for sugarcane, palm oil, soybean crops and jatropha; and

(iii) Transportation. The Company will assist farmers by developing transportation efficiencies—when farmers are located far from processing plants, costs increase.

(c) increase awareness of our services to farmers and distributors by engaging in the following:

(i) Marketing and Advertising: The Company has purchased a number of domain names in August 14, 2006, as part of its marketing effort to raise brand awareness and to assist it in marketing its products and services to suppliers and distributors. Zenergy has completed the design and development of its web site which is currently operating and can be accessed through the URL: www.zenergyintl.com. Within the next 12 months Zenergy plans to develop and operate additional Web sites that will utilize the additional domain names owned by the Company e.g. www.ZenergyInternationalInc.com, www.Zenergy-International.com, www.ZenergyIntl.com, www.Zenergy-Intl.com, www.ZenFuels.com and www.ZenergyFuels.com. Further the Company intends to use traditional media to promote its Web sites, technology and products directly to farmers and distributors.

(ii) Direct Marketing to Suppliers: The Company intends to market it services directly to farmers. Our marketing will include conducting seminars and the use of online and traditional advertising media such as newspapers and trade publications, attending events attended by agriculture-related institutions in order to further expose our products and services. These events will include agricultural products and technology trade meetings and promotional events that are attended by agriculture-related institutions and related seminars and conferences.

(iii)Direct Marketing to Distributors: The Company's executive Mr. Luiten the President, Chief Executive Officer and Director of Zenergy has substantial experience and contacts in both the raw materials and fuel related industries. In particular, Mr. Luiten, brings not only his industry experience, but his relationships with all major U.S. gasoline and diesel suppliers and distributors (including Shell, Valero, BP, Exxon, Chevron and Sunoco). Mr. Lutz was formerly employed by Unilever, ICI

and INEOS and therefore also brings significant industry experience. The Company intends to continue its strategy of leveraging its substantial diesel supplier and distributors contacts for its bio-fuel products. Zenergy is already working with governmental agencies in Belize, the Dominican Republic and Guatemala in order to develop its infrastructure, local contacts and possible joint ventures.

In order to achieve its strategic goals, the Company intends to develop a network of qualified representatives and staff that are knowledgeable in the bio-fuels industry to coordinate with both suppliers and distributors to market and sell Zenergy's products and services. In addition, the Company intends to expand its current management to retain skilled directors, officers and employees with experience relevant to our business focus. Obtaining the assistance of individuals with an in-depth knowledge of markets will allow us to build market share more effectively.

2. Trading.

Zenergy has been approved on ChemConnect, which is the largest global chemicals trading platform. As such, Zenergy will be using ChemConnect's platform to offer its bio-fuels inventory to global members of the exchange, thus bringing bio-fuels to the market most cost effectively. Management anticipates that this will not only increase Zenergy's visibility in the marketplace, but also substantially increase bio-fuel liquidity traded on the platform.

Zenergy will be building up infrastructure to move in the future its own produced ethanol and bio-diesel. The Company does not currently have any production capabilities and the proceeds from this Offering will not be used to commence production. The same infrastructure will also be used to buy third party products, move them through our logistical system and sell the products to our future customers. This will help in achieving a higher utilization of the Company's logistical infrastructure and reduce the logistical unit cost. There are other companies like Vertical (www.verticaluk.com) that solely rely on the actual buying of third party renewable fuels and moving the product through their logistical system to their customers. Other companies like BP and Shell are adding renewable fuel divisions to their companies to buy renewable fuels for their own use and sell portions of their product to third parties. A renewable fuel producer like Aventine Renewable Energy, Inc (www.aventinerei.com) is an example of a competitor that has both production capacity, but also buys third party ethanol, to be sold to its customers.

Zenergy has begun by connecting small bio-fuel producers to large ethanol and bio-diesel fuel distributors. Specifically, Zenergy plans to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's largest distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco. Although there are currently no existing contracts in place, it is anticipated that Zenergy will enter contractual arrangements with small bio-fuel producers to purchase inventory. Zenergy will then enter contractual arrangements with large ethanol and bio-diesel to sell the bio fuels at a profit. This will permit Zenergy

to create revenue for the company until such time as it is in the position to utilize all or some of the bio fuels in its own processing plants and bio-refineries.

Anticipated Cash Out Flows for Implementing Business Plans.

Assuming the Maximum Amount has been received by the Company pursuant to this Offering, our anticipated cash out flows to implement the Negotiation with Suppliers and Distributors to Sell Processed Feedstock and Trading business plans as immediately set forth above for the first 12 months are as follows:

Description	Production Site and Business Development	Percentage	Trading	Percentage	Total	Percentage
Operating Expenses:						
Contract Labor	$ 109,000	6%			$ 109,000	2%
Legal & Accounting Expenses	45,000	3%	$ 25,000	1%	70,000	1%
Payroll & Benefits	471,000	27%	120,000	4%	591,000	12%
Other Operating Expenses	103,000	6%	40,000	1%	143,000	3%
Total Operating Costs	728,000	42%	185,000	6%	913,000	19%
Capitalized Pre-Engineering & Due Diligence Costs Incurred	1,000,000	58%			1,000,000	20%
Capital Employed to Finance the Purchasing of Product for Sale			3,000,000	94%	3,000,000	61%
Total Cash Out Flow for the next Twelve Months	$ 1,728,000	100%	$ 3,185,000	100%	$ 4,913,000	100%

In the event the proceeds of the Offering are less than the maximum, the Company would modify its business plan to maximize the effective use of cash. Based on the amount of the proceeds the Company would delay the hiring of certain key positions, the following would be the maximum delay that the Company could experience that would not limit the Company's ability to execute its growth strategy. The delay in hiring of the Vice President of Sales and Marketing, Human Resources Director and two staff Accountants for a maximum of six months, the delay in hiring of a Purchasing Director, Project Manager for a maximum of three months, and the Manager of Environmental Safety and Health Manager for a maximum of two months.

3. Manufacture Ethanol and Bio-diesel.

Management long term business plan is to build its own state-of-the-art ethanol and bio-diesel processing plants and bio-refineries in both the U.S. and the Caribbean, each with a capacity of 150-250 million gallons of ethanol and 50 million gallons of bio-diesel. The Company does not currently have any production capabilities and the proceeds from this Offering will not be used to commence production however, certain proceeds of the Offering will be used to pre-engineering and due diligence necessary to build such ethanol and bio-diesel processing plants and bio-refineries as set forth under the heading "Trading" above. In order to build or purchase processing plants and/or bio-refineries, significant additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company. The Company anticipates the cost for its first project, a Bio-diesel plant in California, to be $37,500,000. The components of this investment are $9,000,000 for property and

$28,500,000 million for Machinery and Equipment. Zenergy may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Zenergy.

Management has commenced initial due diligence on potential locations for ethanol and bio-diesel processing plants and bio-refineries, equipment, technologies, construction and design. The Company is positioning itself to capitalize on the growing demand for alternative and renewable fuels in the domestic market. The strategy is to acquire or construct production facilities that are strategically located for blending and for access to local feedstock supply, to allow for minimized shipping costs.

There is no guarantee that the Company will be able to obtain the required zoning and permits to build at the Company's proposed plant sites and/or be able to execute a design build agreement to design and build bio-diesel processing plants and bio-refineries or find a company that is willing to work on such a project. Even if the Company executes a design build agreement there is no assurance that the construction will not be delayed and/or the final cost of each plant will not be higher than the Company's estimated costs. Any one of these factors could cause the Company to halt or discontinue its plan to produce ethanol and bio-diesel which could damage the Company's ability to generate revenues.

Zenergy has identified several regions that are ideally suited for building processing plants and bio-refineries:

Caribbean. The Caribbean is one of the world's primary sugarcane suppliers. This region offers unique opportunities to build 150-250 million gallon ethanol production facilities and 30-60 million gallon vegetable oil processing plants conveniently located near farms offering almost exclusive access to large quantities of sugarcane. Moreover, the sugar industry in both Belize and the Dominican Republic has left both countries with idle processing plants that can be easily converted for ethanol production. Due to ready availability of inexpensive land, management believes that the Caribbean offers great opportunities for building ethanol and bio-diesel combination units—meaning ethanol and bio-diesel plants located at the same site.

Several Caribbean governments are actively pursuing the conversion of crops to bio-fuel feedstock crops. These crops are in growing demand while the crops that are traditionally grown have been facing stiffer competition on the international markets. This is meant to reduce the outflow of their currency and increase the income of their farmers.

The Caribbean is also attractive because of its tariff exemptions and reductions. The Caribbean Basin Initiative ("CBI") provides for tariff exemptions or reductions for most products from 24 participating countries in Central America and the Caribbean region (the program became effective in 1984). Products are eligible for CBI duty-free treatment if the following conditions are met:

- The merchandise is imported directly from any beneficiary country into the customs territory of the U.S.

- The merchandise has been produced in a beneficiary country, specifically (i) the goods are wholly the growth, product or manufacture of a beneficiary country, or (ii) the goods have been substantially transformed into a new and different article in a beneficiary country.

- At least 35% of the appraised value of the merchandise consists of the cost or value of materials produced in one or more beneficiary countries and/or the direct costs of processing operations performed in one or more beneficiary countries *(Note: Puerto Rico and the U.S. Virgin Islands are defined as beneficiary countries for purposes of this requirement).*

- Articles which are the growth, product or manufacture of Puerto Rico and which subsequently are processed in a beneficiary country may also receive duty-free treatment if the following conditions are met: (i) they are imported directly from a beneficiary country into the customs territory of the U.S., (ii) they are advanced in value or improved in condition by any means in a beneficiary country, and (iii) any materials added to the article in a beneficiary country is a product of a beneficiary country or the U.S.

Finally, the Caribbean is an attractive market for selling bio-fuels directly to service stations. Traditionally, Caribbean countries have imported petroleum gasoline and diesel from the U.S. and Venezuela at prices that, in some cases. are close to double the price paid in the U.S. The Caribbean countries are eager for cash infusions into their economies and are always on the lookout for ways to improve the income of local farmers. Thus, selling a portion of the locally produced bio-fuel in local markets is very appealing.

Target countries: Belize; Dominican Republic

Central America. Central American is appealing for many of the same reasons as the Caribbean. Guatemala, Costa Rica and El Salvador all have free trade agreements with the U.S. in combination with cheap, underutilized land, cheap labor and a long growing season. In addition, several of the target countries have shorelines on the Pacific, making shipping to California very attractive.

Target countries: Costa Rica, El Salvador, Guatemala

U.S. (Southern Region). East Texas currently produces sugarcane, although it is transported all the way to Louisiana for processing. Zenergy anticipates that it can remedy this by building an ethanol plant in the region. In fact, Zenergy intends to build an ethanol plant with the additional capacity to convert imported palm oil and animal fat to bio-diesel. In addition, the rice fields in the area can be converted to more lucrative sugarcane fields.

Target states: Texas, Louisiana (specifically the border area between the two states; e.g., Louisiana's Lake Charles and Arcadia regions, as well as Beaumont and Houston in Texas).

All plants will be built so that soybean oil and palm oil, as well as other plant oils and animal fats, can be used as feedstock. In addition, management intends to locate such plants so as to reduce transportation costs and create economies of scale.

Management believes that some of Zenergy's infrastructure target locations are especially advantageous because they offer excellent opportunities to grow feedstock crops nearby. In the case of sugarcane, the fibers left after processing can be burned to produce steam energy, which can power the final production of ethanol. Since molasses has more volume than ethanol, it's much cheaper to transport ethanol rather than transporting molasses to a bio-refinery. As a result, it is much more cost effective to process sugarcane and manufacture the ethanol directly on or near the sugarcane farm itself. Incidentally, manufacturing locally has the added advantage of meeting local and regional bio-fuel needs.

However, this is not the case for soybean and palm oils, in which case Zenergy has the option of either manufacturing bio-diesel at the same location as where it processes the vegetable oils, or transporting the oils to bio-refineries located further away. As such, Zenergy plans to have other infrastructure locations that are ideal from a regional perspective in order to process the feedstock (e.g., palm oil), and then transport and/or exported it to bio-refineries.

Pursuant to the Company's Business plan, the Company would look to build its own or purchase and refurbish existing facilities. All facilities would be state-of-the-art ethanol and bio-diesel processing plants and bio-refineries and put into operations based on a detail time table as described in the Business Plan. Each facility's anticipated capital investment would be in the form of additional equity and/or debt financing. The estimated cost per type of processing plant is as follows:

DESCRIPTION		AMOUNT ($000's)
Land Purchase :		
Purchase and/or improve Leased Land		$30,000
Construction of a Standard Bio-Diesel Plant :		
Land Costs	$ 2,500	
Building Costs	1,000	
Equipment	11,000	
Tanks, Pipes & Infrastructure	10,500	
Miscellaneous Start- up Costs	5,000	$30,000

Standard Ethanol Plant		
Refurbishment of Existing Facility:		
Existing Facility	$ 5,000	
Improvement	30,000	
Miscellaneous Start- up Costs	5,000	$ 40,000
Construction of a Standard Ethanol Plant:		
Land Costs	$ 2,500	
Building Costs	5,000	
Equipment	62,500	
Tanks, Pipes and Infrastructure	10,000	
Miscellaneous Start- up Costs	5,000	$ 85,000

In the event the proceeds of the Offering are less than the maximum, the Company would maximize its utilization of cash by delaying the hiring of personnel and its ability to locate and develop sites for the construction of Ethanol processing plants and bio-refineries. These variations could delay the Company in execute its long term strategy to produce its own ethanol and bio-diesel.

4. Sell Byproducts. Zenergy intends to sell the byproducts from its bio-fuel manufacturing. Although this is not a significant revenue source, it effectively reduces expenses by avoiding disposal costs. Below are several examples:

    - Glycerin is a byproduct of bio-diesel manufacturing, and is used as protein-rich agricultural feed or in cosmetic industry products, such as soap. The current price of glycerin is high; however, that is likely to change in the next few years due to increased bio-diesel production (and thus an increase of available glycerin). An alternative is for Zenergy to purchase a glycerin-to-methanol converter. Since methanol is one of the ingredients needed to manufacture bio-diesel, producing its own may allow Zenergy to avoid the expense of purchasing (and transporting) methanol from outside sources—and the cost of the converter would be offset by the cost savings. Although the technology is only one step beyond experimental, it does present a promising alternative.

    - Soy wheat is a byproduct of soybean oil manufacturing, and is used as a protein-rich agricultural feed in the cattle and fish-farm industries.

    - After sugarcane is crushed and the molasses extracted, the remaining fiber can be burned. The resulting steam can be used in the ethanol manufacturing process while the excess steam can be converted into electricity—and sold to the local utility company.

In management's opinion, the proceeds from the offering will satisfy the Company's cash requirements for the next 12 months and it will not be necessary to raise additional funds in the next 6 months.

Market Analysis

Industry Overview

Demand for bio-fuel currently outstrips supply, and demand is growing. Meanwhile, Caribbean farmers and bio-fuel producers have excess capacity, all of whom want to maximize their revenues. Overproduction of bio-diesel feedstock is impossible as all of the farmland in the world can't produce enough bio-diesel feedstock to replace all petroleum diesel.

Management believes that the opportunity to grow feedstock crops exists. In Guatemala, for example, large tracts of land are available for palm plantations. The Caribbean countries are looking to convert land use to crop production in order to replace their expensive fossil fuel imports.

Meanwhile, the World Trade Organization's, (WTO's) 2005 rulings no longer give favorable trade conditions to Caribbean countries' exporting to the EU. As a result, the sugar industries in Belize, the Dominican Republic and Guatemala are contracting due to the sugar export limitations. It is also important to note that the demand for refined sugar is declining.

U.S. Bio-fuel Supply & Demand

Management believes that U.S. consumers are frustrated. Petroleum-based fuel prices are rising to the point that disposable income is being squeezed, with less income available for discretionary spending. Consumers loathe their dependence on foreign oil, but don't see an alternative. Simultaneously, the public's concern for the environment is increasing the demand for fuel derived from renewable energy sources. Once bio-fuel prices are the same or lower than fossil fuel prices, bio-fuel demand will see an explosive growth.

- Flex-fuel cars are a growing presence in the car industry. Today there are 12 hybrid car models available and, according to The Wall Street Journal, more than 20 models will be available by 2008. The E85 fuel standard, which is used in flex-fuel cars, brings ethanol demand to a whole new level.

- New fuel standards are being developed that will lead to greater bio-fuel demand. The Energy Policy Act of 2005 ("EPAct") increases the amount of bio-fuel that must be mixed with gasoline sold in the U.S. to triple the current requirement: 7.5 billion gallons by 2012.

- MTBE (methyl tertiary butyl ether) is being replaced as the preferred oxygenate ingredient used in gasoline. Due to health and environmental concerns—leaking

underground fuel tanks contaminate groundwater—25 states (representing more than 50% of the MTBE consumed in the U.S.) have banned or significantly limited the use of MTBE. As MTBE is replaced, ethanol is the most likely substitute because of its favorable production economics, relatively high octane rating and clean burning characteristics.

Ethanol. Today's demand for ethanol not only exceeds supply but exceeds current production capacity, which is only able to produce enough ethanol to meet a demand of 3% (E3). Furthermore, currently U.S. ethanol demand is being met primarily by corn-based ethanol. This is not only energy negative, but it is expensive. Corn's yield per acre is low relative to sugarcane, and more fertilizers and pesticides are used. Thus the high price of ethanol is raising the price of gasoline at the fuel pump.

When comparing ethanol and gasoline prices, it is important to understand that ethanol reduces fuel efficiency. As such, management believes that E85 will only be an acceptable fuel alternative if the price of ethanol is significantly lower than the price of gasoline.

The U.S. Department of Energy estimates today's gasoline sales at 9 million barrels/day. If all this gasoline were sold as E10, there would be a market of 0.9 million barrels/day for ethanol, which equals 36 million gallons of ethanol per day or 13 billion gallons of ethanol per year. According to the Renewable Fuels Association, a Washington-based trade association for the U.S. ethanol industry, the U.S. has an installed annual capacity of 4.8 billion gallons of ethanol, and an additional 2.8 billions gallons in capacity is under construction. This is a little more than half of what is needed to convert all of today's gasoline to E10, not considering large scale use of E85.

Bio-diesel. The U.S. low sulfur diesel standard, referred to as Ultra Low Sulfur Diesel ("ULSD") or S15, has encouraged the blending of diesel and bio-diesel. Bio-diesel is non-toxic, biodegradable and sulfur-free, and provides similar fuel economy and better engine lubrication than petroleum diesel. In fact, the higher the concentration of bio-diesel, the greater the benefits. Bio-diesel in any concentration can be used without modifying the diesel car engine. However, current industry capacity is unable to meet even the demand for B10 (10% bio-diesel, 90% petroleum diesel). Although the lack of production capacity is a problem, management believes that even more significant is the lack of bio-diesel feedstock. Thus more feedstock plantations are needed.

The DOE estimates today's diesel market at 2.5 million barrels/day or 100 million gallons per day or 36 billion gallons per year. The U.S. government mandates the use of ULSD, which reduces diesel's allowable sulfur content from 500 ppm (S500) to 15 ppm (S15). This new standard went into effect in June 2006. Beginning October 15, 2006, all diesel sold at the retail level must be S15. Because S15 has less lubrication, which could cause excessive wear to a diesel engine, a lubricant must be added. Bio-diesel's excellent lubrication features alleviate the issue, even by adding as little as 5% (B5).

If all diesel sold today were B10, this would equate to a demand of 3.6 billion gallons per

year. Since bio-diesel can be mixed with diesel in any ratio without having to alter diesel engines in any way, today's bio-diesel market could equate to 36 billion gallons per year. However, today's installed bio-diesel capacity is 395 million gallons. This is projected to grow to 713 million gallons per year in the next 18 months if all announced projects are built. (Source: National Bio-diesel Board).

International Bio-fuel Supply & Demand

In 2005 the Kyoto Protocol took effect. Currently there are 164 countries committed to either reducing their emissions of carbon dioxide and five other greenhouse gases or engaging in emissions trading if they maintain or increase their emissions. This agreement covers more than 60% of global greenhouse gas emissions. As a result of the Kyoto Protocol, the EU is mandating the use of bio-fuels. Bio-diesel, for example, meets the lower sulfur limitations that are mandated for diesel fuel, while ethanol releases no greenhouse gases.

Brazil. Brazil's government aims to become the world's largest renewable fuel producer. As such, they have mandated the use of B2 (2% bio-diesel, 98% petroleum diesel) for all diesel sold in the country beginning in 2008. The mandatory blend will increase to B5 beginning in 2013. It is important to note, however, that current Brazilian bio-diesel capacity cannot meet the 2008 mandate.

Canada. In 2005 the Canadian government passed legislation requiring 5% renewable content in Canadian gasoline and diesel fuel.

China. In 2005 China passed its Renewable Energy Law. Their national renewable energy requirement is expected to increase the use of renewable energy up to 10% by 2020. Effective in 2006, the law requires power grid operators to purchase resources from registered renewable energy producers, and offers financial incentives to do so.

EU. Generally, the EU has always had a large demand for diesel fuel. In 2005 the EU began mandating the use of E3 and B3, and aims to increase the mandate to E10 and B10 by 2015 or 2020. It is important to note, though, that a 10% bio-fuel mandate exceeds the current production capacity of producers worldwide. The EU has set a 2010 target of having 5.75% of its transportation fuel being bio-fuel.

Caribbean. Fossil fuel prices in the Caribbean are 50% to 100% higher than U.S. prices. Despite ample land and locally grown feedstock crops, only a limited supply of bio-fuel is being produced—therefore, demand is greater than production capacity. As such, producing bio-fuel locally is an attractive, viable alternative. Although the Caribbean markets are relatively small, especially when compared to the U.S., they are attractive nonetheless due to higher margins (i.e., cost of sales is significantly lower there since there is little or no transportation involved). Due to these higher returns, Zenergy plans to supply local/regional markets before supplying the U.S. In addition, the Caribbean's high cost of electricity adds another appealing dimension to the bio-fuel picture. As

discussed earlier, excess electricity is a byproduct of the ethanol manufacturing process and can be sold to local utilities.

Target Markets: Production

Zenergy will consider several factors when choosing its production plant locations. These include:

1. Deep Water Access. This allows for large quantity shipments to regions as far-ranging as the U.S., the EU and the Far East. Management believes that Zenergy's customer base can easily shift, depending on demand and pricing.

2. Tariffs. Production plants located outside the U.S. benefit from lower wages and the use of foreign flag vessels for transportation. Transportation costs are minimized by avoiding the use of expensive Jones Act vessels*.

   * The Jones Act is a federal statute requiring that all U.S. flag vessels are:
     a. Built in the U.S.
     b. Owned by U.S. citizens
     c. Documented under U.S. law (i.e., registered, enrolled or licensed under U.S. law)
     d. Staffed so that all officers and 75% of the crew are U.S. citizens

3. Transportation & Logistics. Ethanol cannot be pumped through existing gasoline pipelines for two reasons: its flammability and because it attracts water (which leads to corrosion in piping). As a result, ethanol must be transported to blenders exclusively on its own barges, trucks or rail cars. However, U.S. interstate shipping methods are stretched thin because they are currently operating at maximum capacity. As a result, management believes that it is more efficient and cost effective to locate production plants outside the U.S.—thus avoiding the need for expensive shipping methods since the raw bio-fuel can be shipped directly to the blenders using larger and more readily available ocean vessels. *Note: Bio-diesel can be blended at the refinery.*

4. Proximity to Feedstock Suppliers. Regions that are attractive feedstock farming locations have the following characteristics:

   - Long growing seasons
   - Cheap, abundant land available
   - Markets for selling bio-fuel byproducts such as protein-rich agricultural feed

Seasonal Considerations

Bio-fuel production has a seasonal component. Feedstock supplies depend on the crop, farm location, length of growing season and harvest time. And then, of course, there is the weather. Bio-fuels are made from crops that are subject to weather conditions. Drought, flooding or other weather-related hazards have an impact on feedstock prices, consequently affecting the cost of bio-fuel. There can be an abundance or a shortage of

feedstock. In times of abundance, Zenergy intends to utilize storage tanks. In times of shortage, Zenergy may either use stockpiled feedstock or import what it needs. Clearly, production costs are lowest during the harvest season since no storage or importing necessary.

Bio-fuel demand is also somewhat seasonal. For example, the U.S. demand for automotive fuel is highest from July 4th through Labor Day, with another jump occurring around Thanksgiving. Zenergy is aware of these fluctuations and has factored them into its calculations.

Competition

Overview

The real competition for Zenergy and all the other bio-fuel producers is fossil fuel. If bio-fuel prices can meet or beat fossil fuel prices then there will be an unlimited market for bio-fuel. Although there are many companies currently building bio-refineries, it is important to understand that all of the announced capacity still comes to less than 5% of U.S. demand. Global bio-fuel capacity in the next three years will still be less than 5% of global demand.

Management believes that there is no quality differential in a commodity like bio-fuels since they are all manufactured to international standards. Customer loyalty is achieved by competitive pricing, reliable product availability, efficient delivery systems and relationships—with competitive pricing being the single most important factor.

Management believes that competitive pricing is determined by:

1. Efficient Production. Several production choices can add up to a significant impact on profitability.
   (a) Bio-refineries that can produce not only ethanol, but also bio-diesel from a variety of feed stocks (vegetable oils, animal fats).
   (b) Combining feedstock processing and bio-fuel manufacturing at one location.
   (c) In the case of ethanol, burning crushed sugarcane fibers to generate electricity.

2. Location. Proximity to feedstock farms and transportation hubs is critical to keeping costs low and maximizing production efficiencies.

3. Economies of Scale. Transportation, feedstock storage and production are all sensitive to economies of scale. For example, on the production side, a larger plant increases efficiency.

4. Relationships. Keeping in mind that price is a significant factor, strong relationships in this tight-knit industry are critical to the Company's success.

Competitive Advantages

1. Management with Industry Expertise. Zenergy has management with experience in running large-scale operations, especially ones that encompass the complexities of moving large volumes of fuel both regionally and internationally. Specifically, Robert Luiten, President, Chief Executive Officer and Director of the Company, brings not only his industry experience, but his relationships with all major U.S. gasoline and diesel suppliers and distributors (including Shell, Valero, BP, Exxon, Chevron and Sunoco).

   Zenergy is already working with governmental agencies in Belize, the Dominican Republic and Guatemala in order to develop its infrastructure, local contacts and possible joint ventures.

2. Locked-In Feedstock Suppliers. Management believes that as bio-fuel demand increases, so, too, will the demand for feedstock. So much so, in fact, that the real competition in bio-fuels will be for feedstock. In order to lock-in reliable feedstock suppliers, Zenergy intends to offer select local farmers 10-15 year purchase contracts with minimum guaranteed pricing (i.e., floor pricing), thus providing farmers with a guaranteed market for their harvests. Zenergy plans to negotiate the floor price annually, factoring in the current and expected future price of the bio-fuel.

Archer Daniels Midland

Who They Are:
Archer Daniels Midland Company ("A.D.M.") is one of the world's largest agricultural processors of soybeans, corn, wheat and cocoa. They work with farmers worldwide to turn these crops into soymeal and oil, corn sweeteners, flour, cocoa and chocolate, ethanol and bio-diesel, as well as a wide variety of other food ingredients, animal nutrition and industrial products. Their global transportation network and worldwide facilities, in their words "allow them to grow things where they grow best, and sell things where they're needed most."

More than 20 years ago A.D.M. began making corn-based ethanol. They currently have three large plants. A.D.M. recently opened several soybean bio-diesel plants and in September 2006 they announced a large investment in Brazil in order to start producing soybean-based bio-diesel there. A.D.M. is a market leader with 2005 revenues of $36.6 billion and profits of $1.3 billion.
Website: www.ADMworld.com

Strengths:
- Already own bio-refineries for ethanol and bio-diesel
- Name recognition and well-respected in the industry
- Market leader in many agriculture-related industries
- Very well capitalized
- Beginning to venture into Central and South America (e.g., Argentina, Brazil)
- Their bio-fuel business is increasing due to:

- More states are phasing out the use of MTBE as an oxygenate
- Europe has developed mandatory fuel standards requiring that bio-diesel be added to diesel

Weaknesses:

- Their bio-fuel profit margins are dependent on U.S. government subsidies, which will not continue indefinitely.

What Management has Learned from Watching Their Operation:

- Bio-fuels can be more cheaply manufactured outside the U.S.
- Selling bio-fuel outside the U.S. helps the bottom line.
- A.D.M.'s newer production plants are larger than the industry average (thus, improved economies of scale).

Ineos Enterprises

Who They Are:
INEOS Enterprises is a leading global manufacturer of chemicals and refined products. Based in Baleycourt, France, they have more than 10 years experience in the bio-diesel sector. INEOS consists of multiple decentralized businesses, including recently acquired Innovene (BP), which generates more than $33 billion in revenue. This makes INEOS the world's third largest independent chemicals company, the UK's largest, and the UK's largest private company.

In October 2006, INEOS announced their strategy to grow its bio-diesel business across Europe, the first step of which is to reach at least 600 million gallons of bio-diesel output by 2012. As such, they plan to make major plant investments in the UK and across Europe.

According to INEOS Enterprises' CEO, "INEOS Enterprises is aiming to become the first truly pan European supplier of bio-diesel to meet the significant growth in demand predicted for Europe. We will build world scale plants using the latest technology to produce high quality products that will be highly competitive in all market conditions. Unlike other regional producers, our strategy will see new production facilities located at the very heart of key demand centers. The existing INEOS operations within these centers would provide us with cost effective infrastructure, a ready-made and fully integrated customer base in addition to access to some of Europe's very best transport networks. Our intention is to...capture significant market share across Europe. We are already in discussions with a number of oil majors and supermarket giants to secure this additional demand."

The Chairman of INEOS Enterprises states, "INEOS is well skilled in commissioning and operating low cost, high yield commodity plants and has the size and scale that is essential for success in this business. By building on the ready made synergies with our existing European refining operations, coupled with our existing client base and market

contacts, we firmly believe that we have the competitive edge and can develop into Europe's premier bio-diesel company."
Website: www.ineosenterprises.com

Strengths:
- Already own bio-refineries for bio-diesel
- Name recognition and well-respected in the industry
- Very well capitalized
- INEOS Refining is the largest independent refiner in the EU.
- The INEOS bio-refinery in Baleycourt, France is operated by INEOS Enterprises and has been producing bio-diesel for more than 10 years. The site is in the heart of France's second largest vegetable oil producing region, and the new investment currently underway at the site will allow around 100 million gallons of locally produced rapeseed to be transformed into oil and then bio-diesel for supply to the French, Belgian and German fuels markets.

Weaknesses:
- Not interested in any markets outside the EU

What Management has Learned from Watching Their Operation:
Zenergy is using a similar business model as INEOS: Focus on the highest value-added component in the product chain, and sell directly to distributors/blenders with large scale units and low overhead.

VeraSun

Who They Are:
Based in Brookings, South Dakota, VeraSun Energy Corporation ("VeraSun") is the second largest ethanol producer in the U.S. based on production capacity. They focus exclusively on the production and sale of ethanol and its co-products (also known as byproducts). The company recently brought its second corn-based ethanol unit online, giving VeraSun a combined ethanol production capacity of 230 million gallons/year—this represents 5% of total U.S. capacity.

Revenue in 2005 was $236 million, with net income of $10 million. VeraSun invested in larger refineries for corn-based ethanol.
Website: www.verasun.com

Strengths:
- Large size production plants
- They already have sizeable production capacity on line.

Weaknesses:
- Only active in the ethanol market
- Ethanol production focuses exclusively on one feedstock: corn

What Management has Learned from Watching Their Operation:

- Larger production plants help lower the manufacturing cost.

Earth Bio-fuels

Who They Are:
Founded in 2004, Earth Bio-fuels, Inc. ("EBI") is a producer, distributor and marketer of ethanol and bio-diesel fuel. Based in Dallas, Texas, EBI uses a vertical model and engages in the construction and operation of production facilities, the coordination and management of blending and transportation services, the marketing and implementation of a national distribution program, and the building of a branded retail presence. In addition, EBI tries to facilitate the passage of legislative policies that integrate bio-fuels into the U.S. fuel supply and that provide a sustainable business environment for the American bio-fuels industry. Earth Bio-fuels is a publicly traded company on the OTC Bulletin Board exchange. As a majority-owned subsidiary of Apollo Resources International, Inc., EBI's mission is to reduce America's dependence on foreign energy and improve environmental conditions through renewable domestic alternatives.

EBI attracted support from actor Morgan Freeman and country music's Willie Nelson, both of whom are members of the board of directors. Earth Bio-fuels has three small bio-diesel plants, and announced in September 2006 that they are buying an ethanol plant in Louisiana. Revenues in the first quarter of 2006 were $1.9 million and $3 million in the second quarter.
Website: www.earthbio-fuels.com

Strengths:

- High visibility due to its entertainment industry board members.
- High visibility due to their branding efforts—e.g., their own service stations, NASCAR sponsorships, etc.

Weaknesses:

- Not yet profitable, and may never be because their production facilities are too small
- SGA expenses are too high because they are using their own service stations

What Management has Learned from Watching Their Operation:
By developing their own distribution channels they took on significant fixed costs, which is weakening their bottom line.

U.S. BioEnergy Corporation

Who They Are:
BioEnergy Resources ("BioEnergy") is a recent start-up company that is acquiring one and constructing three corn-based ethanol production plants. They are due to come online in 2007 and their combined production will be 300 million gallons. BioEnergy also has five plants in the development stage, pushing total capacity to 450 million gallons once completed.

Website www.bioenergy.net

Strengths:

- They are building up production capacity in an expanding market.

Weaknesses:

- Although they are building a lot of production plants, those plants are not especially large.
- In the current market, it's questionable if BioEnergy paid too much for the production plants.

Research and Development

The Company has not spent any moneys on research and development to date and expects to invest approximately $1.0 million in the up coming months. Production of B100 bio-diesel fuel is a simple process and does not require proprietary techniques or knowledge. Differentiation of the product occurs when the product is blended with diesel fuel at terminals, to produce a quality B20 biodiesel fuel, as discussed above. The Company plans to continue researching technology that focuses on producing and blending high quality B20 bio-diesel fuel and other products.

Sales

At this time, the Company is not engaged in the commercial sale of any products or services. Its operations to date have been limited to developing their business plans, conducting limited marketing, and market research.

Employees

As of January 31, 2007, the Company had two employees, Mr. Robert Luiten, President, Chief Executive Officer and Chairman of the Board of Directors, and Mr. William J. Lutz Chief Financial Officer and Director of the Company.

There are no collective bargaining agreements between the company and its employees. The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

Assuming the Maximum Amount has been received by the Company pursuant to this Offering, the Company anticipates that in the next 12 months it will need to increase its number of employees to the following level:

Administrative	2 to 3
Marketing	0 to 1
R & D	0 to 1

Operations 0 to 3

Source of Raw Materials

The primary material necessary for the production of bio-diesel fuel is feedstock. Feedstock for bio-diesel production includes a wide variety of fat, oil, or grease sources. Since access to raw materials is essential to the Company's success, the Company intends to reach definitive agreements for production of ethanol and reliable feedstock supplies for bio-diesel with a variety of farmers both domestically and internationally to ensure access to sufficient raw materials.

Dependence on Key Suppliers

The Company is not currently dependent on any single supplier.

Environmental Matters

Production of bio-diesel is subject to various federal and state environmental protection and occupational health and safety laws and regulations, not limited to, but including the Environmental Protection Agency Clean Air Act and Clean Water Act. We will incur costs (as part of our normal operating expenses) to be in compliance with these regulations.

Item 7 Description of Property

The Company does not own any real estate.

Facilities

The Company's principal operations are located in approximately 1,000 square feet of office space in Chicago, Illinois. This office space is provided by Mr. Gasich, a shareholder of the Company, on a rent free basis. Mr. Gasich owns 10,000,000 shares of common stock of the Company and 100 shares of preferred stock of the Company. The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Location of Business

Management plans that it will have support staff located at each to be developed bio-refinery, however Zenergy's headquarters will be located in Houston since many of the industry's bio- and fossil fuel refiners are located there. Rent is budgeted at $20,000 per month.

Overhead will be low since only a small group will be running the business. Most responsibilities will handled at Zenergy's planned production sites, whereas Zenergy's headquarters will be responsible for sales and operational planning.

Manufacturing Locations Under Consideration

Bio-diesel

- Dominican Republic
- Guatemala
- Gulf Coast: primarily areas near Texas/Louisiana border

Ethanol

- Costa Rica
- Dominican Republic
- Guatemala
- Gulf Coast: primarily areas near Texas/Louisiana border

All locations are in industrial areas located at harbors and will allow for future expansion. Operational permits will be required.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of January 30, 2007:

Name	Positions with the Company	Age	Position Held Since
Robert Luiten	Chairman, Chief Executive Officer and President	40	2006
William J. Lutz	Chief Financial Officer and Director	_49__	2007

Robert Luiten, Chairman, Chief Executive Officer and President
4450 Copeland Island Rd Mobile, Al

Mr. Luiten has served as the President, Chief Executive Officer and Director of Zenergy since its inception in July 2006. From 2003 to 2006, Mr. Luiten served as the Chief Operations Officer and Vice President of INEOS Phenol, a division of INEOS Americas LLC where he was responsible for the daily operations and defining and achieving strategic middle term objectives of an $800 million global division with $800 million in revenues. Mr. Luiten recently leaded and concluded an acquisition of a $400 million raw materials plant. He was a major contributor to leading the business team towards expanding its business by more than 30%, while reducing fixed cost division wide by 20%. From 1998 to 2003, Mr. Luiten was Director of Production of INEOS Phenol, a

division of INEOS Americas LLC where he was part of the original site selection and implementation team of a grass-root phenol factory in Mobile, Al. From 2003 to 2006, Mr. Luiten served as President of the INEOS US Investment Holding Company, sole shareholder of all assets of INEOS Americas. From 2003 to 2006, Mr. Luiten served as a Director and Vice President of INEOS Partners, INEOS US Intermediate Holding Company, and INEOS US Holding Company II, all of which are holding companies used to control the finances of the INEOS enterprises in the United States. Since December 2005, Mr. Luiten served as a Director and Vice President of Innovene LLC as well as its subsidiaries Innovene Holding Company LLC, Innovene USA LLC, Innovene Polymers Inc., Innovene Polyethylene Holding Company LLC, Innovene Polyethylene LLC, Innovene Olefins LP, and Innovene Polypropylene LLC , as part of the transition management from the recently acquired former BP Chemicals into the INEOS Organization. Mr. Luiten has a M.Sc. degree in Organic Chemistry from Universiteit van Leiden, Nl and a B.Sc. degree in Analytical Chemistry from Hogeschool Zeeland, Nl.

William J Lutz. Chief Financial Officer and Director
3519 Hobbes Drive., Naperville, IL 60564

William J Lutz is a CPA with more than 27 years experience in Public Accounting, Internal Audit and Finance. He has worked for both Public and Private Companies that specialize in the the Foods, Household Products and Chemical industries. He has over 20 years experience in the chemical industry working for Unilever, ICI and INEOS.

Prior to joining Zenergy, 2002 to 2006, he was the CFO of two US Divisions of INEOS that have combined revenues of over $1 billion. Ineos Phenol is a manufacturer of the commodity chemicals, Phenol and Acetone and Ineos Silicas is a specialty chemical manufacturer that produces silicas, silicates and zeolite. In addition to his CFO responsibilities, he was also a member of an acquisition team whose work resulted in the purchase of a new business with over $400 million in revenue and a key raw material supplier that was integrated into an existing business.

From 1992 to 2002 William was the Financial Controller of two chemical companies that were originally owned by Unilever and later sold to ICI. He also spent several years as an Internal Auditor performing both financial and operational audits of all of the US holdings of Unilever United States. He began his career as an auditor with Fox and Company/Grant Thorton, LLP.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Robert Luiten and William J. Lutz. At each annual meeting of stockholders, the successor to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Mr. Luiten devotes substantially full time to the affairs of the Company. Mr. Luiten receives a salary of $14,583 per month. Mr. Lutz has entered into an employment agreement with

the Company. Pursuant to the terms of the employment agreement, Mr. Lutz works on a full-time basis for the Company. Mr. Lutz will receive Eleven Thousand Six Hundred sixty Seven Dollars per month during the term. Either party may give notice terminating the agreement on 45 days notice. In addition, Mr. Lutz received 200,000 shares of common stock.

There are no family relationships among any of the directors, officers or key employees of the Company.

The Employment Agreement between the Company and it former Chief Financial Officer, Leonard Maniscalco expired on September 15, 2007. Management decided not to extend the term of the agreement and appointed Mr. Lutz as its new Chief Financial Officer on September 16, 2007. Mr. Maniscalco was paid his August salary of $9,000 on September 17. The Company also agreed to pay Mr. Maniscalco $9,000 at the end of September and $9,000 at the end of October, 2007. Mr. Maniscalco still retains his option to purchase 40,000 shares at $0.25.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's first fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Aggregate remuneration**
Robert Luiten	Chairman, Chief Executive Officer and President	$ 175,000
William J. Lutz	Chief Financial Officer and Director	$ 140,000

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Name and Address of Owner	Title	Amount Of Common Stock Owned Before Offering	Percentage of Issued Common Stock	Amount Of Preferred Stock Owned Before Offering	Percentage of Issued Preferred Stock
Robert Luiten 4450 Copeland Island Rd Mobile Al	Chairman, Chief Executive Officer, President and Director	10,000,000	33.1%	100	33.3%
William J Lutz 3519 Hobbes Drive., Naperville, IL 60564	Chief Financial Officer and Director	200,000	0.7	0	0%
Bosko Gasich 415 E. North Water Suite		10,000,000	33.1 %	100	33.3%

1301 Chicago Il. 60611				
Martin McIntyre 9904 S. Turner Evergreen Park Il. 60805	10,000,000	33.1%	100	33.3%

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (2 PERSONS) 10,200,000 shares of common stock and 100 shares of preferred stock. The holders of the Preferred Stock, collectively, shall have the majority of voting rights of the total number of shares entitled to vote at all times.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of September 30, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 30,200,000 shares of Common Stock outstanding that were held of record by three stockholders. There will be a maximum of 35,200,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock. As of the date of this registration statement, there were 300 shares of Preferred Stock outstanding that were held of record by three stockholders. The Preferred Stock is not being offered pursuant to this offering. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the

number of shares of Common Stock issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. Each Preferred Shares shall automatically be converted into 10,000 shares of Common Stock at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

Nevada Takeover Statute: The Company is subject to Section 203 of the Nevada General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

A maximum of 5,000,000 common shares are being offered to the public at $1.00 per share. This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 1,250,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 3,750,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at Cohen & Czarnik LLP, legal counsel to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 60 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be promptly refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing"). The Offering is being made only to "accredited investors" as such term is defined under Rule 501(a) of Regulation D of the Securities Act 1933, as amended and as more fully set forth in the Subscription Agreement, attached hereto as an Exhibit. The Company can give no assurance that all or any of the Shares will be sold.

A maximum of $5,000,000 will be received from the offering. The insiders will hold 30,200,000 shares. This means that about 14.27% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect

to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Olde Monmouth and its telephone number is (732) 872-2727.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 35,200,000 shares of Common Stock outstanding if the maximum is sold and 300 shares of Preferred Stock. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 30,200,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an

Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 350,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 30 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $30,200,000 (30,200,000 x $1.00). The Company is currently anticipating that revenue for 2007 will be approximately $68,000,000. If the Company were to achieve such goal, the Enterprise Valuation, using an industry average price to sales multiple of 1.99 (multiple provided by Reuters 9-16-2006) would imply a company valuation in excess of $135 million at that time. The Company has assumed a discount rate of 78% to account for cost of funds, risk of execution and public-to-private liquidity discount. As such, the current valuation would be approximately $30, 200,000. The offering price bears no relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price be regarded as an indicator of any future market price of our securities. In determining the offering price, we considered such factors as the prospects for building the infrastructure needed to produce its own bio-fuel, our management's previous experience, amount of needed funds and our present financial resources.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Description of Business

Zenergy International, Inc. ("Zenergy" or the "Company") is a Nevada corporation incorporated in July 2006 to capitalize on the growing demand for bio-fuels (i.e., fuel derived from renewable resources) by: (i) becoming a distributor of ethanol and bio-diesel; (ii) developing and commercializing bio-fuel products that are economically and environmentally sound by producing automotive fuel derived from plants or their byproducts; and to build processing facilities to produce bio-fuel. Zenergy's objective is to become a leading bio-fuel producer and distributor.

Business Strategy

The Company has developed a business plan to assist it in becoming a major producer and distributor of bio-fuels. Pursuant to the business plan, the Company's primary objective is to:

(i) continue to develop its relationships with small ethanol and bio-diesel producers and utilize efficiencies of scale;

(ii) hire executive, marketing and sales staff with a proven track record;

(iii) develop a reliable feedstock supply to meet its production needs by offering select local farmers multi-year purchase contracts with minimum guaranteed pricing;

(iv) develop Ethanol and Bio-diesel products by utilizing its research and development capabilities to develop and commercialize new and existing technologies that are economically and environmentally sound;

(v) develop its distribution channels by utilizing both direct and indirect sales organizations; and

(vi) to build processing plants, bio-diesel facilities and storage facilities to produce bio-fuel.

Zenergy's main focus is the development of:

1. Ethanol produced from sugarcane; and
2. Bio-diesel produced from soybean oil and palm oil.

Selected Financial Data

	Period from August 1, 2006 (Inception) to June 30, 2007
RESULTS OF OPERATIONS:	
Total revenues	$ n/a
Net loss attributable to common stockholders	$ 294,256

Overview

For the eleven months ended August 1, 2006 (Inception) to June 30, 2007:

Overall financial situation. The Company had no revenues for the eleven months ended June 30, 2007. The Company has operating expenses for the period of $294,256 The Company's operating expenses includes legal, professional costs, marketing expenses and other miscellaneous expenses. In order to achieve profitability the company intends to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's large distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco. In other words, Zenergy will connect small bio-fuel producers to the large distributors.

Management anticipates that if the Company only raises $1,250,000 million dollars pursuant to this offering, the Company will reserve all of its cash to fund the administration, engineering and due diligence costs in order to develop one of the three initial proposed manufacturing units, as well as fund the company's on-going costs. The reduced projections in such a case for year one would be a reduction of net income resulting in a net loss.

As of June 30, 2007, the Company has $158,741 of cash and cash equivalents.

Employees

As of June 30 2007, the Company had two employees, Mr. Robert Luiten, President, Chief Executive Officer and Chairman of the Board of Directors, and Mr. William J. Lutz, Chief Financial Officer and Director of the Company.

Salaries of Officers: The Company's officers, Mr. Luiten and Mr. Lutz receive salaries from the Company. Mr. Luiten devotes substantially full time to the affairs of the Company. Mr. Luiten received a salary of $14,583 per month. . Mr. Lutz has entered into an employment agreement with the Company. Pursuant to the terms of the employment agreement, Mr. Lutz works on a full-time basis for the Company. Mr. Lutz will receive Eleven Thousand Six Hundred sixty Seven Dollars per month during the term. Either party may give notice terminating the agreement on 45 days notice. In addition, Mr. Lutz received 200,000 shares of common stock.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services and product development personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect on the Company's business, operating results or financial condition.

Convertible Promissory Note

On April 1, 2007, the Company entered into a Convertible Promissory Note with Mr. Mark Appel (the "Holder"), in the gross amount of $80,000. The Convertible Promissory Note is convertible into common shares at the option of the Holder at $1.00 per share. All unpaid principal, together with any then unpaid and accrued interest is payable on or before the one year anniversary of the Convertible Promissory Note. The Convertible Promissory Notes accrues interest on the principal amount at 8% per annum.

On June 15, 2007, the Company entered into a Convertible Promissory Note with Mr. Jozef Vertuyft (the "Holder"), in the gross amount of $300,000. The Convertible Promissory Note is convertible into common shares at the option of the Holder at $1.00 per share. All unpaid principal, together with any then unpaid and accrued interest is payable on or before the one year anniversary of the Convertible Promissory Note. The Convertible Promissory Notes accrues interest on the principal amount at 8% per annum.

Facilities

The Company's principal operations are located in approximately 1,000 square feet of office space in Chicago, Illinois. This office space is provided by Mr. Gasich, a shareholder of the Company, on a rent free basis. Mr. Gasich owns 10,000,000 shares of common stock of the Company and 100 shares of preferred stock of the Company. The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Litigation

The Company is not a party to any material legal proceeding.

Financial Statements:

Balance Sheets as of June 30, 2007;
Statements of Operations for the period of August 1, 2006 (Inception) to June 30, 2007, on a cash basis;
Notes to Financial Statements.

Part III Exhibits

Exhibits

Item 1. Index to Exhibits

No.	Exhibit	Page.
2	*Articles of Incorporation of the Company	
2	*Certificate of Designation of the Preferred Stock of the Company	
2	*By-Laws of the Company	
2	*Subscription Agreement	
6	Employment Agreement of William Lutz, Chief Financial Officer and Director of the Company	
6	*Convertible Promissory Note - Mark Appel	
6	Convertible Promissory Note – Jozef Verstuyft	
11	Opinion of Cohen & Czarnik, LLP	

* Previously Filed.

Item 2. Description of Exhibits

(2) Charter and By-laws:

(6) Material Contracts:

(11) Opinion Re: Legality

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 29th day of October, 2007.

ZENERGY INTERNATIONAL INC.

By: 

Robert Luiten President, President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert Luiten, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



Robert Luiten, President, Chief Executive Officer, President and Chairman (Principal Executive Officer)
October 29, 2007



William Lutz
Chief Financial Officer and Director
October 29, 2007

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement"), dated effective as of September 15, 2007, by and between ZENERGY INTERNATIONAL INC., a corporation organized and existing under the laws of the State of Nevada (the "Company"), and William J. Lutz, an individual residing at 3519 Hobbes Drive., Naperville, IL 60564 (the "Employee").

WITNESSETH:

WHEREAS, the Company wishes to employ the Employee upon the terms and subject to the conditions set forth herein, and the Employee desires to enter into this Agreement and accept such employment, upon such terms and conditions;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto, each intending to be legally bound hereby, agree as follows:

1. Employment. Subject to the terms and conditions set forth herein, the Company shall employ the Employee as Chief Financial Officer of the Company, and the Employee accepts such employment for the Employment Term (as defined in Section 3). During the Employment Term, the Employee shall perform the duties consistent with such office and such other duties as may from time to time be assigned to him by the Board of Directors of the Company (the "Board").

2. Performance.

(a) During the Employment Term, the Employee shall perform and discharge the duties that may be assigned to him by the Board from time to time in accordance with this Agreement, and the Employee shall devote his best talents, efforts and abilities to the performance of his duties hereunder.

(b) During the Employment Term, the Employee shall perform such duties on a full-time basis.

3. Employment Term. Unless earlier terminated pursuant to Section 7, the employment term as Chief Financial Officer shall begin on September 15, 2007 (the "Effective Date"). and shall continue for indefinitely unless either party shall have given notice to the other party that such party does not desire to extend the term of this Agreement. Any such notice must comply with Section 11 and be given at least forty five (45) days notice. Notwithstanding anything in this Agreement to the contrary, the Employment Term shall end on the Termination Date as defined in Section 7(g).

4. Compensation.

(a) Base Salary. As compensation for services hereunder and in consideration of the Employee's other agreements hereunder, the Company shall pay the Employee a base salary, payable in accordance with the customary payroll practices of

Company procedures, subject to withholding and other applicable taxes, at a monthly rate of Eleven Thousand Six Hundred sixty Seven Dollars ($11,667.00), subject to review by the Board no less frequently than annually for increases (such base salary, as increased from time to time being hereinafter referred to as "Base Salary").

(b) Stock Options. Concurrently herewith, the Company is granting the Employee 200,000 shares of the common stock of the Company (the "Restricted Stock")

(c) Cash Bonuses and Incentive Compensation. During the Employment Term, the Employee shall have opportunities for cash bonuses and incentive compensation comparable to those provided to other similarly situated senior employees of the Company and shall be eligible to participate in all bonus and incentive compensation plans made available by the Company, from time to time, for its similarly situated senior employees.

5. Benefits. During the Employment Term, the Company shall provide the Employee with the following benefits:

(a) Vacation, Sick Leave. The Employee shall be entitled to no less than five weeks of paid vacation during each full calendar year of the Employment Term (and a pro rata portion thereof for any portion of the Employment Term that is less than a full calendar year); provided that vacations periods are approved by the CEO.

(b) Expenses. The Employee shall be reimbursed by the Company for all reasonable expenses actually incurred or paid by him in connection with the performance of his duties hereunder in accordance with policies established by the Company from time to time and upon presentation of expense statements and/or such other supporting information as the Company may reasonably require.

6. Medical, Dental, Disability, Life Insurance, Pension and Other Benefits. The Company shall offer to the Employee, in accordance with the terms and conditions of the applicable plan documents and all applicable laws, the ability to participate in the various medical, dental, disability, life insurance, pension and other employee benefit plans made available by the Company, from time to time, for its senior employees.

7. Termination. The employment hereunder of the Employee may be terminated prior to the expiration of the Employment Term in the manner described in this Section 7.

(a) Termination by the Company for Good Cause. The Company shall have the right to terminate the employment of the Employee for Good Cause (as such term is defined in Section 7(h)(ii)) by written notice to the Employee specifying the particulars of the circumstances forming the basis for such Good Cause.

(b) Termination upon Death. The employment of the Employee hereunder shall terminate immediately upon his death.

(c) The Company's Options upon Disability. If the Employee becomes physically or mentally disabled during the Term so that he is unable to perform the services required of him pursuant to this Agreement for a period of three (3) successive months, or an aggregate of three (3) months in any twelve-month period (the "Disability Period"), the Company shall have the option, in its discretion, by giving written notice thereof, either to (A) terminate the Employee's employment hereunder pursuant to Section 7(a); or (B) continue the employment of the Employee hereunder upon all the terms and conditions set forth herein. During the Disability Period, the Employee shall continue to receive the compensation and other benefits provided herein net of any payments received under any disability policy or program of which the Employee is a beneficiary or recipient.

(d) Voluntary Resignation by the Employee. The Employee shall have the right to voluntarily resign his employment hereunder for other than Good Reason (as such term is defined in Section 7(h)(iii)) by written notice to the Company.

(e) Termination by the Company Without Good Cause. The Company shall have the right to terminate the Employee's employment hereunder without Good Cause by written notice to the Employee, but the obligations placed upon the Company in Section 8 will apply.

(f) Resignation by the Employee for Good Reason. The Employee shall have the right to terminate his employment for Good Reason by written notice to the Company specifying the particulars of the circumstances forming the basis for such Good Reason.

(g) Termination Date. The "Termination Date" is the date as of which the Employee's employment with the Company terminates in accordance with this Agreement. Any notice of termination given pursuant to the provisions of this Agreement shall specify the Termination Date.

(h) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) "person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, joint venture, court or government (or political subdivision or agency thereof).

(ii) "Good Cause" shall mean the occurrence of any of the following: (A) any act or omission which constitutes a material breach of this Agreement or the willful failure or the willful refusal of the Employee to substantially perform his duties, provided, however, that the Board has delivered to the Employee a written demand to cure the breach or for substantial performance, which demand specifically identifies the manner in which the Employee has breached the Agreement or failed to substantially perform his duties, and the Employee has been given ten (10) days after such notice (or such longer period as may reasonably be necessary) in which to cure the failure or to substantially perform his duties, (B) the Employee's conviction of a crime which constitutes a felony under applicable law, or a plea of guilty or *nolo contendere* with respect thereto; (C) the commission by the Employee of

any dishonest or wrongful act or the gross negligence of the Employee involving fraud, misrepresentation or moral turpitude causing material damage or potential damage to the Company or any client of the Company, or any act or omission by the Employee that is materially injurious to the business or reputation of the Company; (D) any violation of the provisions of Section 9 hereof that causes material harm to the Company; or (E) the reasonable determination by a licensed medical professional mutually agreed upon by the Company and the Employee that the Employee is dependent upon a controlled substance which either has: (1) not been prescribed by a licensed medical professional; or (2) been prescribed by a licensed medical professional but the dosages taken by the Employee exceed that prescribed by such licensed medical professional.

(iii) "Good Reason" means the occurrence of any of the following events:

(A) the assignment to the Employee of any duties inconsistent in any material respect with the Employee's then position (including status, offices, titles and reporting relationships), authority, duties or responsibilities, or any other action or actions by the Company which when taken as a whole results in a significant diminution in the Employee's position, authority, duties or responsibilities, excluding for this purpose any isolated, immaterial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Employee;

(B) a material breach by the Company of one or more provisions of this Agreement, provided that such Good Reason shall not exist unless the Employee shall first have provided the Company with written notice specifying in reasonable detail the factors constituting such material breach and such material breach shall not have been cured by the Company within thirty (30) days after such notice or such longer period as may reasonably be necessary to accomplish the cure;

(C) a reduction in the Employee's Base Salary or a reduction in any other benefit or payment described in this Agreement provided that those changes (either individually or in the aggregate) will result in a material adverse change with respect to the benefits to which the Employee was entitled as of the Effective Date;

(D) a failure by the Company to require any successor entity to the Company specifically to assume all of the Company's obligations to the Employee under this Agreement;

(E) the Company requiring the Employee to be based at any location other than within fifty (50) miles of the Company's current Employee office location, except for requirements of temporary travel on the Company's business to an extent substantially consistent with the Employee's business travel obligations existing immediately prior to the date of this Agreement; and

(F) any purported termination by the Company of the Employee's employment otherwise than as expressly permitted by this Agreement.

8. Obligations of Company on Termination. Notwithstanding anything in this Agreement to the contrary, the Company's obligations on termination of the Employee's employment shall be as described in this Section 8.

(a) Obligations of the Company in the Case of Termination for any reason. In the event that prior to the expiration of the Employment Term, the Company terminates the Employee's employment, pursuant to Section 7(a), (b), (c) or (e), or the Employee resigns, pursuant to Section 7 (d) or 7(f), within thirty (30) days following the Termination Date, the Company shall pay the Employee a single lump sum cash payment (the "Severance Payment") equal to the sum of Base Salary for forty five (45) days and two 2 weeks for every year of service, cash bonuses, vacation and unreimbursed expenses accrued but unpaid as of the Termination Date.

(b) Obligations of the Company regarding Medical Benefits in case of Termination for any reason. Notwithstanding anything in this Agreement to the contrary, upon Termination of the Employee's employment for any reason, the Employee, or in the event of the Employee's death, his eligible dependents, shall have the option to participate for a period of up to [18] months from the Termination Date in any medical plan that the Company is offering to employees generally during that period in accordance to company policies.

9. Covenants of the Employee

(a) During the Employment Term and for a period of two (2) years thereafter the Employee shall not, directly or indirectly, employ, solicit for employment or otherwise contract for the services of any employee of the Company or any of its affiliates at the time of this Agreement or who shall subsequently become an employee of the Company or any such affiliate; and

(b) During the Employment Term and for a period of two (2) years thereafter the Employee will not solicit, in competition with the Company or its affiliates, any person who is, or was at any time within two years prior to the Termination Date, a customer of the business conducted by the Company or any of its affiliates. For purposes of this Agreement, the reasonable decision of the Board as to what constitutes a competing business shall be final and binding upon the Employee; provided that the Employee's ownership of securities of two percent (2%) or less of any publicly traded class of securities of a public company shall not be considered to be competition with the Company or any of its affiliates.

(c) During the Employment Term and following the termination of this Agreement, the Employee will not: (i) divulge, transmit or otherwise disclose (except as legally compelled by court order, and then only to the extent required, after prompt notice to the Company of any such order), directly or indirectly, other than in the regular and proper course of business of the Company, any confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company; and (ii) use, directly or indirectly, any confidential information for the benefit of anyone other than the Company; provided, however, that the Employee has no obligation, express or implied, to refrain from using or disclosing to others any such knowledge or information which is or

hereafter shall become available to the public other than through disclosure by the Employee. All new processes, techniques, know-how, inventions, plans, products, patents and devices developed, made or invented by the Employee, alone or with others, while an employee of the Company which are related to the business of the Company shall be and become the sole property of the Company, unless released in writing by the Company, and the Employee hereby assigns any and all rights therein or thereto to the Company.

(d) All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form), real property or intellectual property relating or belonging to the Company or its affiliates, whether prepared by the Employee or otherwise coming into his possession in the course of the performance of his services under this Agreement, shall be the exclusive property of Company and shall be delivered to Company and not retained by the Employee (including, without limitations, any copies thereof) upon termination of this Agreement for any reason whatsoever.

(e) The Employee acknowledges that a breach of his covenants contained in this Section 9 may cause irreparable damage to the Company and its affiliates, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Employee agrees that if he breaches any of the covenants contained in this Section 9, in addition to any other remedy which may be available at law or in equity, the Company shall be entitled to specific performance and injunctive relief.

(f) The Company and the Employee further acknowledge that the time, scope, geographic area and other provisions of this Section 9 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. In the event that the agreements in this Section 9 shall be determined by any court of competent jurisdiction to be unenforceable by reason of their extending for too great a period of time or over too great a geographical area or by reason of their being too extensive in any other respect, they shall be interpreted to extend only over the maximum period of time for which they may be enforceable and/or over the maximum geographical area as to which they may be enforceable and/or to the maximum extent in all other respects as to which they may be enforceable, all as determined by such court in such action.

(g) The Employee agrees to cooperate with the Company, during the Employment Term and thereafter (including following the Employee's termination of employment for any reason), by making himself reasonably available to testify on behalf of the Company or any of its affiliates in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist the Company, or any affiliate, in any such action, suit, or proceeding, by providing information and meeting and consulting with the Board or its representatives or counsel, or representatives or counsel to the Company, or any affiliate as reasonably requested; provided, however that the same does not materially interfere with his then current professional activities and is not contrary to the best interests of the Employee. The Company agrees to reimburse the Employee, on an after-tax basis, for all expenses actually incurred in connection with his provision of testimony or assistance.

(h) The parties agrees that, during the Employment Term and thereafter (including following the Employee's termination of employment for any reason) that they will not make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage the other party or any of its affiliates or their respective officers, directors, employees, advisors, businesses or reputations. Notwithstanding the foregoing, nothing in this Agreement shall preclude the either party from making truthful statements or disclosures that are required by applicable law, regulation or legal process.

10. Arbitration. The parties agree that any dispute, claim, or controversy based on common law, equity, or any federal, state, or local statute, ordinance, or regulation (other than workers' compensation claims) arising out of or relating in any way to the Employee's employment, the terms, benefits, and conditions of employment, or concerning this Agreement or its termination and any resulting termination of employment, including whether such a dispute is arbitrable, shall be settled by arbitration. This agreement to arbitrate includes but is not limited to all claims for any form of illegal discrimination, improper or unfair treatment or dismissal, and all tort claims. The Employee will still have a right to file a discrimination charge with a federal or state agency, but the final resolution of any discrimination claim will be submitted to arbitration instead of a court or jury. The arbitration proceeding will be conducted under the employment dispute resolution arbitration rules of the American Arbitration Association in effect at the time a demand for arbitration under the rules is made. The decision of the arbitrator(s), including determination of the amount of any damages suffered, will be exclusive, final, and binding on all parties, their heirs, executors, administrators, successors and assigns. Each party will bear its own expenses in the arbitration for arbitrators' fees and attorneys' fees, for its witnesses, and for other expenses of presenting its case. Other arbitration costs, including administrative fees and fees for records or transcripts, will be borne equally by the parties.

11. Notices. Any notices required or permitted hereunder shall be in writing and shall be deemed to have been given when personally delivered or when mailed, certified or registered mail, postage prepaid, to the following addresses:

If to the Employee:

William J Lutz
3519 Hobbes drive
Naperville IL, 60564

If to the Company:

ZENERGY INTERNATIONAL INC.
415 E. North Water Suite 1301
Chicago IL 60611
Attention: Robert Luiten,
President and Chief Executive Officer

12. General.

(a) Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Nevada applicable to contracts executed and to be performed entirely within the State of Nevada.

(b) Construction and Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired, and the parties undertake to implement all efforts which are necessary, desirable and sufficient to amend, supplement or substitute all and any such invalid, illegal or unenforceable provisions with enforceable and valid provisions which would produce as nearly as may be possible the result previously intended by the parties without renegotiation of any material terms and conditions stipulated herein.

(c) Performance; Assignability. The Employee represents and warrants to the Company that the Employee has no contracts or agreements of any nature that the Employee has entered into with any other person, firm or corporation that contain any restraints on the Employee's ability to perform his obligations under this Agreement. The Employee may not assign his interest in or delegate his duties under this Agreement. This Agreement is for the employment of the Employee, personally, and the services to be rendered by him under this Agreement must be rendered by him and no other person. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns. Notwithstanding anything else in this Agreement to the contrary, the Company may assign this Agreement to and all rights hereunder shall inure to the benefit of any person, firm or corporation resulting from the reorganization of the Company or succeeding to the business or assets of the Company by purchase, merger or consolidation. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place. The Company's failure to obtain such an assumption and agreement prior to the effective date of a succession will be a breach of this Agreement and will entitle the Employee to compensation from the Company in the same amount and on the same terms as if the Employee were to terminate his employment for Good Reason, except that, for purposes of implementing the foregoing, the date on which any such succession becomes effective will be deemed the Termination Date.

(d) Compliance with Rules and Policies. The Employee shall perform all services in accordance with the policies, procedures and rules established by the Company, including, but not limited to, the By-Laws of the Company. In addition, the Employee shall comply with all laws, rules and regulations that are generally applicable to the Company, its affiliates and their employees, directors and officers.

(e) Withholding. The Company shall withhold from all amounts due hereunder any withholding taxes payable to federal, state, local or foreign taxing authorities.

(f) Entire Agreement, Modification. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, supersedes all prior agreements and undertakings, both written and oral, and may not be modified or amended in any way except in writing by the parties hereto.

(g) Duration. Notwithstanding the Employment Term hereunder, this Agreement shall continue for so long as any obligations remain under this Agreement.

(h) Survival. The covenants set forth in Section 9 of this Agreement shall survive and shall continue to be binding upon the Employee notwithstanding the termination of this Agreement for any reason whatsoever. It is expressly agreed that the remedy at law for the breach or threatened breach of any such covenant is inadequate and that the Company, in addition to any other remedies that may be available to it, in law or in equity, shall be entitled to injunctive relief to prevent the breach or any threatened breach thereof without bond or other security or a showing that monetary damages will not provide an adequate remedy.

(i) Waiver. No waiver by either party hereto of any of the requirements imposed by this Agreement on, or any breach of any condition or provision of this Agreement to be performed by, the other party shall be deemed a waiver of a similar or dissimilar requirement, provision or condition of this Agreement at the same or any prior or subsequent time. Any such waiver shall be express and in writing, and there shall be no waiver by conduct.

(j) Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have hereunto executed this Agreement as of the day and year first written above.

Date:____________________ **ZENERGY INTERNATIONAL INC.**

By_______________________________
Robert Luiten
President and Chief Executive Officer

Date:____________________ **WILLIAM J LUTZ**

____

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10005

November 8, 2007

Zenergy International, Inc.
415 E. North Water Suite 1301
Chicago IL 60611
Attention: Robert Luiten, CEO

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to Zenergy International, Inc. (the "Company") in connection with a registration statement on Form 1-A, as amended (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 5,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the State of Nevada including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws, and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,



Cohen & Czarnik LLP

END